UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE CHOSEN, INC.

(Exact Name of Registrant As Specified In Its Charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5 Hurricane, Utah	84737
(Address of Principal Executive Offices)	(ZIP Code)

Registrant’s telephone number, including area code: 435-767-1338

Please send copies of all correspondence to:

Giovanni Caruso, Esq.

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154

Securities to be registered under Section 12(b) of the Act:

None.

Securities to be registered under Section 12(g) of the Act:

Series B Common Stock

(Title of Class)

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

In this Form 10, the use of the words “we,” “us,” “Company,” or “our” refers to The Chosen, Inc. (f/k/a The Chosen, LLC) and its subsidiaries, except where the context otherwise requires. The term “Certificate of Incorporation” refers to our Company’s Certificate of Incorporation dated November 29, 2022, as amended.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

THIS FILING MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are currently not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we did not register our securities under the Exchange Act. Rather, we are subject to the more limited reporting requirements under the Regulation A reporting regime until this Registration Statement is declared effective.

When we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we also qualify, once this Registration Statement is declared effective, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Item 1. Business.

General

The Chosen, Inc., a Delaware corporation, was originally formed on October 24, 2017 as a Utah limited liability company under the name “The Chosen, LLC.” On November 29, 2022, The Chosen, LLC converted into a Delaware corporation (the “conversion”) and changed its name to The Chosen, Inc. (as converted, the “Company”). The Company has two wholly-owned subsidiaries, The Chosen Texas, LLC and The Chosen House, LLC, and one subsidiary of which the Company owns 100% voting interest and none of the non-voting interest, Impossible Math, LLC, whose activity has been consolidated into the Company with all significant intercompany balances and transactions being eliminated.

The Company develops and produces an episodic television series entitled The Chosen (the “Series”) and other productions and content. The Series is the first-ever multi-season TV series about the life of Christ and those He touched. The Company produces, markets and distributes the Series to a worldwide market through various means and methods as further described below. The Company has released the first three seasons of the Series, consisting of eight episodes each, along with a Christmas special in theaters, has completed production of, and commenced, the release of Season 3 (consisting of 8 episodes) the first 2 episodes of which were successfully initially released in theaters nationwide, and has commenced prep for the production of Season 4.

Delaware Conversion

At the effective time of conversion (the “Effective Time”): (a) the 13,900,000 Common Units of the members of The Chosen, LLC that were outstanding immediately prior to the Effective Time were converted into 6,950,000 shares of Common Stock of the Company, with $0.001 par value per share (the “Common Stock”), on a one-to-one-half basis, designated as Series A Common Stock; and (b) the 11,190,030 Class A Preferred Units that were outstanding immediately prior to the Effective Time were converted into 5,595,015 shares of Series A Preferred Stock of the Company, with $0.001 par value per share (the “Series A Preferred Stock”), on a one-to-one-half basis, designated as Series A Preferred Stock.

Each share of Series A Preferred Stock is entitled to a dividend at the rate of up to 120% of the original issue price of $2.00 (the “Dividend”), and upon payment of the Dividend, such share will automatically convert, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B Common Stock, with $0.001 par value per share, on a one-to-one basis.

Each share of Series A Common Stock is entitled to ten votes per share, and each share of Series B Common stock is entitled to one vote per share. Except with respect to the number of votes per share, the two classes of Common Stock have the same rights and preferences.

On any matter presented exclusively to the holders of Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation for their action or consideration at any meeting of the Company’s stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred Stock will be entitled to one vote per share.

A Dividend of $2.40 for each outstanding share of Series A Preferred Stock totaling $13,428,036 was declared on November 30, 2022, and the Company initiated the payment to stockholders on December 2, 2022. Upon payment of the Dividend, each share of Series A Preferred Stock is converted into one share of Series B Common Stock as provided above. As of December 31, 2022, 1,255,000 shares of Series A Preferred Stock had been converted into Series B Common Stock, and an additional 4,340,000 shares of Series A Preferred Stock will be converted into Series B Common Stock upon payment to such holders of the dividend.

Recent Transactions

On November 29, 2022, the Company entered into a series of transactions (the “CAS Transactions”) with the non-profit entity Come and See Foundation, Inc. (“CAS”).

The CAS Transactions are set forth in the Contribution Funding and Production Agreement (the “Contribution Agreement”), the Intellectual Property Assignment and Limited Assumption Agreement (the “IP Assignment Agreement”) and the License Agreement (the “License Agreement”, and together with the Contribution Agreement and the IP Assignment Agreement, the “CAS Agreements”). Pursuant to the terms of, and as more specifically set forth in, the CAS Agreements, CAS (a) acquired from the Company substantially all of the intellectual property assets (the “Assigned Rights”) comprising the television series, The Chosen, including the first three existing seasons in distribution and all unproduced seasons of episodes, plus derivatives (collectively with the Series, the “Programs”) (the “IP Purchase”); (b) agreed to make a series of financial contributions over time to the Company in the aggregate amount of $150,000,000 (the “Contribution Commitment”) for the Company’s use in the development, production, distribution and marketing of the Series and to provide the Company with operating and working capital, and including the Company’s and its principals’ agreement to continue developing, producing and delivering the Series, and as consideration for the IP Purchase; and (c) exclusively and irrevocably licensed back to the Company, in perpetuity, all of the commercial rights in and to the Series and the Programs (collectively, the “Licensed Rights”), for development, production, distribution and licensing by the Company. The full amount of the Contribution Commitment has been received by the Company.

As part of the CAS Transactions, CAS retained certain rights in the Series, comprised of: (a) exclusive rights to distribute the Series (in all languages) to non-profit entities and institutions (e.g., non-profit public and private educational institutions, ministries, churches, religious organizations and NGOs, government-religion organizations and public/private partnerships, educational institutions and schools affiliated with religious or ministerial organizations); (b) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Series; (c) certain royalty rights to the Series and the right to receive a special payment if certain defined liquidity events occur (if at all); (d) non-exclusive rights to stream the Series on CAS’s non-profit Video-on-Demand (VOD) app (the “CAS App”) and other related non-profit VOD media; and (e) certain approval and other administrative rights respecting the production and distribution of the Series (the “CAS Reserved Rights”), in each case, as more specifically set forth in the License Agreement.

In the CAS Transactions, a portion of the funds contributed by CAS equal to $4.5 million (the “Purchase Price”) represents the amount for the IP Purchase. A portion of the initial funding remitted to the Company is being used to pay the Dividend.

Pursuant to the terms of, and as more specifically set forth in, the CAS Transactions: (a) the Company will receive 90% of the donation net proceeds received by CAS through the CAS App; and (b) CAS will receive a defined royalty participation (the “Royalty”) in certain revenue generated by the Company’s exhibition and distribution of the Programs, which Royalty will be equal to 5% of such defined revenue and which Royalty will be payable to CAS on a calendar quarterly basis for the initial two years following the initial commercial release or broadcast of each Program and on a calendar semi-annual basis thereafter for so long as such Royalty is payable to CAS.

The funds contributed by CAS will accrue interest only after seven years from the closing of the CAS Transactions, and will be repayable to CAS, less (i) the Purchase Price and (ii) all amounts of the Royalty previously paid to CAS, only on the occurrence of certain defined liquidity events, which include an acquisition, merger, sale of all or substantially all assets, bankruptcy, insolvency and/or any incurrence of debt or equity financing in the amount of $98.5 million or more (but excluding the CAS Transactions).

As part of the CAS Transactions, the Company will hold a security interest in the Licensed Rights. CAS will hold a security interest in the Licensed Rights to secure CAS’s rights and entitlements pursuant to the Contribution Agreement.

Business Overview

The Series

The Series is based on the story concepts and ideas of Dallas Jenkins and on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life, as the stories of his many miracles were exposed primarily through the word of those who witnessed them. Over the course of multiple seasons, the viewer meets Jesus, his followers, the Romans occupying Jewish territory and the religious leaders who resisted him. Season 1 begins with the gathering of Jesus’ followers and follows the progression of the disciples from their calling to their preparation for Jesus’ ministry. Seasons two and three cover earlier portions of Jesus's ministry including many of his miracles. The final two seasons are intended to chronicle his death and resurrection.

Production

During 2018 and 2019, the Company’s The Chosen marketing campaign became the most crowdfunded TV project of all time as of the end of 2019, raising just over $11,000,000. Pursuant to those offerings, the Company received net proceeds of $10,049,559. The funds were used to cover offering expenses and the completion of production of Seasons 1 and 2 which were released by November 2019 and July 2021, respectively. With the release of Seasons 1 and 2 of the Series, the Company began to generate revenue. In addition to the production costs for Seasons 1, 2 and 3, the Company incurred significant marketing costs related to the various releases. The marketing of Seasons 1, 2 and 3 consisted of social media posts and promotions, including, but not limited to Facebook, Instagram, and YouTube, along with periodically producing and releasing supplemental original content such as the 2021 Christmas special or the documentary “Unfiltered: Gen Z Reacts to the Chosen” as well email campaigns and interviews with various media outlets.

The Company has already produced Seasons 1, 2 and 3, and plans to use the Contribution Commitment from CAS as well as revenues derived from the exploitation of the Series to produce future seasons.

As of the issuance of this report, the Company has been focused on the development of Seasons 4 and 5. The premiere event of episodes 1 and 2 of Season 3 were theatrically released in November, 2022, with the other episodes of Season 3 releasing via video-on-demand on an episodic weekly basis shortly thereafter and also plans a theatrical release of episodes 7 and 8 in early February 2023 as a season finale.

In 2021, the Company began construction of a film set and film campus in Midlothian, Texas, which serves as the primary filming location for the Series. The film set includes a re-creation of the first century village of Capernaum, where Jesus ministered. The film campus contains a state-of-the-art sound stage and accompanying buildings for cast and crew. Both projects were substantially completed by the end of 2022 and will ensure The Chosen has uninterrupted access to filming facilities throughout the Series reducing production timelines and budgets.

Distribution and Marketing

The Series is distributed via limited engagement theatrical premiere events, mobile streaming apps, online video streaming services, home video and other home entertainment media worldwide. The Company’s prior exclusive license agreement with Angel Studios, Inc. (“Angel” or “Angel Studios”) has been superseded and replaced by a non-exclusive license agreement pursuant to which the Company has granted Angel a non-exclusive license to exploit the Series on Angel’s video-on-demand streaming app in exchange for a defined share of Angel’s revenues from such exploitation. The Company expects to negotiate additional licensing and distribution deals with partners both in the domestic US market and internationally not only for the purpose of generating additional revenues but also to broaden the reach of the franchise to unreached audiences.

In addition, the Series is distributed and exploited throughout the non-profit sector by CAS pursuant to the CAS Agreements as described above, including via the CAS App to the fans and audience of the Series.

The Company’s Products and Services

The Company’s principal products and services include the creation of audio-visual and other content, including without limitation the Series, which Company licenses for distribution and exploitation via (1) digital media which is streamed via VOD and Subscription Video-on-Demand (SVOD) pursuant to the Company’s agreements with CAS and Angel, (2) further licensing and distribution arrangements for the Series and other content, which are negotiated on a current and ongoing basis by the Company, (3) physical media sales of Blu-Ray discs, DVD’s, books, and related printed materials to end users, (4) physical book sales, including devotional books, children’s books, and study guides, of which the maintenance and distribution of the inventory products is managed by the Company’s publishers and licensees which and with respect to which Company is entitled to receive revenue participations, and (5) merchandise sales, consisting mainly of The Chosen branded and themed apparel and household goods such as tee-shirts, sweatshirts, and coffee mugs, among other things. The Company generates revenue directly from the sale of merchandise to end consumers through sales made on www.TheChosenGifts.com and also sells merchandise on a wholesale basis to various customers and licensees.

Competition

The market for television series, streaming content, motion picture and home entertainment is intensely competitive and subject to rapid change. The Company faces competition from other content producers, streaming platforms, service providers and channels, independent distribution companies, major motion picture studios and broadcast and internet outlets in vying for an audience to view and engage with the Series and related content that the Company has and will continue to produce and exploit.

The Company also faces competition from alternative forms of leisure entertainment, including video games, the internet and other computer-related activities. Consumers can choose from a large supply of competing entertainment content from other suppliers. The success of the Series and the Company’s other content depends upon audience acceptance of the Series in relation to consumer tastes and cultural trends as well as the other titles released into the marketplace at or around the same time. Many, if not all, of these competitors are larger than the Company.

Sales of digital downloading, streaming, VOD and other broadcast formats are largely driven by what is visually available to the consumer, which can be supported by additional placement fees or previous sales success. Programming is available online, delivered to smartphones, tablets, laptops, personal computers, or direct to the consumers’ TV through multiple internet-ready devices, cable or satellite VOD and other subscription-based digital channels.

The Company’s ability to continue to successfully compete in these markets is largely dependent upon the Company’s ability to sustain the development and production of appealing content such as the Series, and to anticipate and respond to various competitive factors affecting the industry, including new or changing program formats, changes in consumer preferences, regional and local economic conditions and competitors’ promotional activities.

As the industry continues to evolve, the Company will continue to face strong competition in every aspect of its business. The Company competes against much larger companies that have resources and brand recognition that pose significant competitive challenges, although the Series is distinct in many aspects. The Company’s success depends on its ability to differentiate how it identifies, funds, and distributes the Series and other original content.

Governmental or Regulatory Approval and Compliance

The Company is not subject to any industry specific governmental or regulatory approval or compliance.

Management Teams

Dallas Jenkins and Derral Eves serve as our Chief Creative Officer and Chief Strategic Officer, respectively, and they also serve as members of our board of directors. Mr. Jenkins and Mr. Eves provide overall creative and strategic direction to the Company. Brad Pelo serves as our President and Executive Producer and oversees all operational aspects of our business. JD Larsen serves as our CFO and principal financial and accounting officer. Five additional executive officers oversee specific areas of our business including Adam Swerdlow, VP of Operations, Bob Starnes, VP of Merchandising, Jeremiah Smith, VP of Marketing, Katherine Warnock, VP of Original Content, and Kyle Young, VP of Distribution and International.

Employees

The Company currently has 47 employees including the seven officers of the Company.

Taxation

We have elected to be taxed as a subchapter C corporation, and, as such, are required to pay federal income tax at the corporate tax rates on our taxable income.

Company Information

The address of our principal executive offices is 4 South 2600 West, Suite 5, Hurricane, UT 84737 and our telephone number at that location is 435-767-1338.

Available Information and Reports to Security Holders

Prior to the filing of this registration statement, we were required to make annual and semi-annual filings with the SEC. We made annual filings on Form 1-K and Form C-AR, which were due by the end of April each year and included audited financial statements for the previous fiscal year. We made semi-annual filings on Form 1-SA, which were due by September 28 each year, which included unaudited financial statements for the six months to June 30. We were also required to file a Form 1-U to announce important events such as the loss of a senior officer or a change in auditor.

When this Registration Statement becomes effective, we will begin to file annual reports on Form 10-K, quarterly reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, information statements, and other information typical of reporting companies. Our SEC filings are and will continue to be available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Our website address is new.thechosen.tv. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, we will make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

Item 1A. Risk Factors.

An investment in our securities is highly speculative and involves a high degree of risk. In determining whether to purchase our securities, an investor should carefully consider all of the material risks described below, together with the other information contained in this report. An investor should only purchase our securities if he or she can afford to suffer the loss of his or her entire investment.

Risks Related to the Company’s Business and Industry

History of Operations — The Company has limited operating history upon which an Investor can base an investment decision.

The Company is an early-stage television and film development and production company in which investors may lose their entire investment. The Company was formed on October 24, 2017 for a single purpose, to develop and produce a television series entitled The Chosen. The Company has produced three seasons of the Series and due to its limited operating history, the Company is unable to provide investors with significant data upon which an evaluation can be made of the Company’s prospects and an investment in its securities.

The Company cannot be certain that its business plan or the remainder of the Series will develop or that production and distribution of the Series will be successful. As an early-stage company, the Company will be particularly susceptible to the risks and uncertainties described in these risk factors and will be more likely to incur expenses associated with addressing them.

The Company cannot assure investors that it will be able to achieve any of its objectives, generate sufficient revenues to achieve or sustain profitability or compete successfully in the television and film production industry.

Actual Operating Results May Differ from Estimates — The Company’s actual operating results may differ from its initial estimates.

The Company’s operating results depend on production costs, public tastes, and promotion success. The Company expects to continue to generate its revenues from the distribution and exploitation of the Series and the rights therein. The ability of the Company to continue generating revenues depends on the continued successful distribution of Seasons 1, 2 and 3 and getting Season 4 produced and into distribution, upon the timing and the level of market acceptance of Season 3, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the continued distribution of the Series depend primarily on its acceptance by the distributors and then by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series also depends upon terms and condition of its distribution, promotion and marketing and certain other factors. Accordingly, the Company’s revenues are, and will continue to be, difficult to forecast.

Revenues — There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, distributing, and marketing the Series, revenues from previous seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, distribution and marketing of the entire Series is complete, revenues from the Series are likely to decrease over time.

Fluctuations in Operations — The Company’s operating results may fluctuate significantly.

The Company expects that its future operating results will fluctuate significantly as a result of, among other factors:

•	The timing of domestic and international releases of the Series;

•	The success of the Series;

•	The release of competitors’ television series and film productions into the market at or near the same time the Seasons of the Series are released;

•	The costs to distribute and promote the Series;

•	The success of attracting influential distributors and the success of such distributors in marketing and exploiting the Series;

•	The timing of receipt of proceeds generated by the Series by distributors;

•	The timing and magnitude of operating expenses and capital expenditures;

•	The level of production costs in excess of budgeted maximum amounts;

•	The demand for, and costs of manufacturing of, merchandise related to the Series; and

•	General economic conditions, including continued slowdown in advertiser spending.

As a result, the Company believes that its results of operations may fluctuate significantly, and it is possible that the Company’s operating results could be below the expectations of investors.

Dependence on External Factors — The Company’s success depends on external factors in the television and film production industry.

Operating in the television and film production industry involves a substantial degree of risk. Each production is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a production also depends upon the quality and acceptance of other competing productions released into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. The Company’s success will depend on the experience and judgment of its management in producing the Series. There can be no assurance that future seasons of the Series will reach the marketplace or that they will obtain favorable audience reactions or reviews.

Diversification — The Company’s success depends entirely on one television series.

The most common way to diversify risk in the television and film production industry is by producing groups of productions, as done by major production companies. This diversification reduces the impact of a single production’s commercial success or failure on a company’s overall financial health. Due to financial limitations, however, most television series are produced as individual projects and that is the case with the Series. The Company plans to produce one project so there will be no risk diversification for investors in the event that the Series is not successful.

Budget Overruns — Budget overruns may adversely affect the Company’s business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to or loss of digital assets, master files and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of a production season. If a season of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production of that season or a subsequent season. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, if a production season incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company’s business, results of operations or financial results.

Capital – Our business requires a substantial investment of capital, and we may have limited working capital and limited access to financing.

The production and distribution of programming require a significant amount of capital. Our cash requirements, at times, may exceed the level of cash generated by operations. Accordingly, we may have limited working capital. Capital available for these purposes will be reduced to the extent that we are required to use funds otherwise budgeted for capital investment to fund our operations. Curtailed content investment over a sustained period could have a material adverse effect on future operating results and cash flows. Further, a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our television programs or motion pictures. This time lapse requires us to fund a significant portion of our capital requirements from our operating cash flow and from other financing sources. We cannot assure you that we will not be subject to substantial financial risks relating to the production, completion and release of new television programs and motion pictures. In addition, if we increase (through internal growth or acquisition) our production slate or our production budgets, we may be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks.

Our ability to obtain adequate additional financing on satisfactory terms may be limited. With respect to equity financing, our ability to sell our equity securities depends on general market conditions, including the demand for our common stock. We may be unable to raise capital through the sale of equity securities, and if we were able to sell equity, our existing stockholders could experience substantial dilution. If adequate financing is not available at all or is unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or respond to competitive pressures in the industry. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Production Facilities – Our business relies on suitable and available production facilities

The film production industry is heavily reliant on highly specialized production sets and filming facilities. The Company has invested a substantial amount of capital in a film set and film campus in Midlothian, Texas in order to ensure access to and availability of adequate production facilities. Both the set and film campus are built on land owned by the Salvation Army, which has allowed the Company to use the property for filming, production, and operational purposes. The Company has an executed lease for the film campus and is currently negotiating to extend or amend the lease to cover the film set. In the event that the lease is not renewed, the Company may incur substantial costs to relocate to an alternative facility and such relocation may delay filming of future seasons, which would adversely affect the Company’s revenues.

Production and Distribution – We face risks, such as unforeseen costs and potential liability in connection with content we produce and distribute.

As the producer and distributor of the Series, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we produce and distribute. We also may face potential liability for content used in promoting our content, including marketing materials. We also take on risks associated with production, such as completion and key talent risk, which risks have been heightened during the COVID-19 pandemic. Further, negotiations or renewals related to entertainment industry collective bargaining agreements could negatively impact timing and costs associated with our productions. We contract with third parties related to the development, production, marketing and distribution of the Series. We may face potential liability or may suffer significant losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise.

Additional Distributors — There can be no assurance that the Company will attract any distributors in addition to CAS and Angel Studios for the Series.

There can be no assurance that any distributors in addition to Angel Studios and CAS will contract with the Company to distribute the Series either based on the Series itself or on other considerations such as the materials already being distributed by such distributor. Further, decisions regarding the timing of release and promotional support of episodic series and streaming content are important in determining the success of t episodic series and streaming content. Although any distributor the Company uses may have a financial interest in the success of the Series, any decision by its distributors not to distribute or promote the Series or to promote a competitor’s productions to a greater extent than it promotes the Company’s, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Competition — There can be no assurance that the Company will be able to compete in the television production industry and its lack of diversification may make it vulnerable to oversupply in the market.

There are numerous other production companies that develop and produce television series. The Company’s lack of diversification may make it vulnerable to oversupply in the market. Most of the major United States (“U.S.”) production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company’s competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it more difficult for the Company to succeed.

Reliance on Personnel — The Company will depend heavily on creative and production personnel to produce the Series.

The production of the Series will require many highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although the Company expects to find high quality candidates to fill these positions, there can be no assurance the Company will find the necessary personnel to complete production or that such personnel will cooperate and participate through completion of production. Finding or replacing key personnel could delay production or reduce the quality of the Series, which may impair the Company’s revenue.

Union Activity — We could be adversely affected by strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television content. A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content could delay or halt our ongoing production activities, or could cause a delay or interruption in our release of new motion pictures and television content. A strike may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Pandemic – A resurgence of COVID-19 or a new pandemic could materially and adversely impact or disrupt our ability to produce the Series.

The COVID-19 pandemic had a significant negative short-term economic impacts. The long-term impact of COVID-19 on the U.S. and world economies remains uncertain. In connection with the pandemic, the Screen Actors Guild set strict guidelines that we implemented. These protective measures and had a significant impact on the cost of producing the Series and increased the amount of time needed to produce season 3.

New restrictions due to a resurgence of COVID-19 or a similar pandemic, including social distancing guidelines, could restrict our ability to produce the Series in the future. Additionally, should such a resurgence or new pandemic occur, it could result in an extended world-wide economic downturn, the demand for our product may be reduced, which may adversely affect our business.

Antitakeover Provisions — Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents in their current form may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because, among other things, they:

•	Authority of the Board to issue capital stock;

•	All stockholder actions must be effected at a duly called meeting of stockholders (which may only be called by the Chairman of the Board or a majority of the Board) and not by written consent;

•	Members of the Board may be removed at any time only, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares then entitled to vote at an election of directors, voting together as a single class; and

•	No cumulative voting.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board has approved the transaction. The Board could rely on Delaware law to prevent or delay an acquisition of us.

Technological Advances — Technological advances may reduce demand for television series.

The entertainment industry in general continues to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

Limited Protection of Intellectual Property and Proprietary Rights — The Company’s success depends on protecting its intellectual property.

The Company’s success will depend, in part, on its ability to protect its exclusive commercial rights in the Series. The Company has secured its intellectual property rights with respect to the Series pursuant to the CAS Agreements and other agreements. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective rights in the Series. However, there can be no assurance that such measures will protect the Company’s proprietary information, or that its competitors will not develop screenplays for feature films and/or television series otherwise similar to the Company’s, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its exclusive commercial rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations.

Cybersecurity – Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from, among other things, earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, rogue employees, power loss, telecommunications failures, and cybersecurity risks. Interruptions in these systems, or with the internet in general, could hinder our ability to produce and distribute the Series.

Our computer systems and those of third parties we use in our operations are subject to cybersecurity threats, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems may experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our members) and other data, confidential information or intellectual property. Additionally, outside parties may attempt to induce employees, vendors, partners, or users to disclose sensitive or confidential information in order to gain access to data. Any attempt by hackers to obtain our data (including member and corporate information) or intellectual property (including digital content assets), or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation.

Conflicts of Interest — Because the Company was founded as a single purpose company to produce the Series, it has numerous potential conflicts of interest.

It is common in the television and film production industry to produce television series through single purpose companies. However, this strategy creates numerous inherent conflicts of interest. For instance, the Company’s management team may be contracting with distributors, cast members and others that they have had arrangements with in the past and will likely have arrangements within the future that are unrelated to the business of the Company. Further, our directors and officers are involved in other businesses, including other television and film production businesses. Our Certificate of Incorporation permits our directors and officers to have outside business activities, including those that compete with our business. We believe our directors and officers have the capacity to discharge their responsibilities to our Company notwithstanding participation in other projects. See “Item 7. — Certain Relationships and Related Transactions, and Director Independence” for more information.

Financing — We may seek additional capital that may result in stockholder dilution or that may have rights senior to those of our common stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other things, our business plans, operating performance and condition of the capital markets. Any disruption in the capital markets could make it more difficult and expensive for us to raise additional capital or refinance our existing indebtedness. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Smaller Reporting Company — We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our securities less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a smaller reporting company is determined on an annual basis. We cannot predict if investors will find our securities less attractive or our Company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards.

Public Company Requirements — The requirements of being a reporting public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a “smaller reporting company,” we receive certain reporting exemptions under the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified directors and officers.

Material Weakness - In prior periods we identified certain material weaknesses in our internal controls over financial reporting. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

While our internal controls over financial reporting are currently effective, we identified material weaknesses in our financial reporting in prior periods resulting from (i) an inability to segregate incompatible duties due to having a small finance group, and (ii) the failure to conduct an analysis relating to the consolidation of an acquired entity. In connection with these prior material weaknesses we implemented remediation measures including the hiring of a Chief Financial Officer, a Controller and accounting consultants and the training of accounting personnel, as well as hiring additional personnel with experience in the ongoing identification, design and implementation of internal control over financial reporting.

Notwithstanding our attempt to remediate prior material weaknesses, if we identify new material weaknesses in our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and we may not be able to prevent fraud. As a result of such failures, we could also become subject to investigations by the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

Item 2. Financial Information

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and audited consolidated financial statements and the related notes included elsewhere herein. Our historical results do not necessarily reflect what our historical financial position and results of operations would have been had we been a stand-alone public company during the periods presented. In addition, our historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

In addition to our consolidated financial statements, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements” and “Item 1A. Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Results of Operations

Overview

The Company is an entertainment company, which develops, produces and licenses for distribution, domestically and internationally, an episodic television series entitled The Chosen. The Company collaborates with content owners to market, source, curate and distribute the Series to targeted audiences through (i) existing and emerging digital home entertainment platforms, including but not limited to Netflix, Hulu, and most video-on-demand (“VOD”) streaming platforms, as well as (ii) physical media, including DVD and Blue-ray Discs, (iii) books and (iv) merchandise.

The Company’s revenue model primarily includes royalties received from the licensing of The Chosen as well as online store sales of The Chosen merchandise. Our marketing efforts include limited and strategically focused advertising campaigns through targeted social media campaigns.

Impact of COVID-19

The impact of the COVID-19 pandemic is complex, unpredictable and continuously evolving, resulting in disruption to the Company's business and the global economy. At various points during the pandemic, authorities around the world imposed measures intended to control the spread of COVID-19, including stay-at-home orders and restrictions on large public gatherings. As a result of these restrictions, the Company experienced slight delays in production during 2020 and 2021. However, the disruption from the COVID-19 pandemic, including the disruption caused by the Omicron variant, accelerated growth for the demand for home entertainment, which may continue to grow.

See “Cautionary Statement Concerning Forward-Looking Statements” and “Item 1A. Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Comparison of the Nine Months Ended September 30, 2022 and 2021

The following summary of our condensed consolidated results of operations should be read in conjunction with our unaudited condensed consolidated financial statements, and related notes, included herein.

	Nine Months Ended September 30,		Change
	2022	2021	2022 vs. 2021
	(in thousands, except percentages)
Revenues	$13,195	$34,289	$(21,094)	(62)%
Cost of revenues	950	1,271	(321)	(25)%
Advertising	1,031	2,042	(1,011)	(50)%
Amortization of film costs	2,056	5,619	(3,563)	(63)%
Depreciation and amortization	1,333	25	1,308	5,232%
General and administrative	6,532	2,014	4,518	224%
Net operating income	1,293	23,318	(22,025)	(94)%
Interest income (expense)	(1)	4	(5)	(125)%
Other income (expense)	—	(5)	5	(100)%
Net income before provision for income taxes	1,292	23,317	(22,025)	(94)%
Provision for income taxes	(545)	(6,795)	6,250	(92)%
Net income	$747	$16,522	$(15,775)	(95)%

Revenues

Revenues include royalties received from our licensing agreement with Angel Studios and sales of merchandise managed by the Company. Revenues for the nine months ended September 30, 2022 decreased $21,094 thousand, or 62%, as compared to the nine months ended September 30, 2021, primarily due to no episodic releases of the Series in the nine months ended September 30, 2022. Season 2 was released during the second and third quarters of 2021. The next release, which consists of episodes 1 – 3 of Season 3, was released in December 2022.

Cost of Revenues

Cost of revenues primarily include expenses to fulfill third party merchandise sales orders, and participation and residual costs owed to writers, producers, actors and other film participants. Cost of revenues for the nine months September 30, 2022 decreased $321 thousand, or 25%, as compared to the nine months ended September 30, 2021, primarily due to the Company’s shift in focus to have all merchandise sales managed through our licensing agreement with Angel Studios as of April 2021.

Advertising

Advertising includes costs to promote the Series and primarily includes advertising on social and digital platforms which occurs consistently throughout the year, irrespective of episodic releases. Advertising expense for the nine months ended September 30, 2022 decreased $1,011 thousand, or 50%, as compared to the nine months ended September 30, 2021, primarily due to the Company’s strategic shift in decreasing advertising spend and increasing focus on other areas of the business.

Amortization of Film Costs

Costs of producing the Series are amortized using the individual-film-forecast method, based on the ratio of the current period's revenues to the Company’s estimated remaining total gross revenues to be earned ("ultimate revenue").

Amortization of film costs for the nine months ended September 30, 2022 decreased $3,563 thousand, or 63%, as compared to the nine months ended September 30, 2021, primarily due to overall lower revenues for Seasons 1 and 2 in addition to an increase in estimated ultimate revenue for Seasons 1 and 2.

Depreciation and Amortization

Depreciation and amortization for the nine months ended September 30, 2022 increased $1,308 thousand, or 5,232%, as compared to the nine months ended September 30, 2021, primarily due to the Company’s increase in acquired property and equipment to establish a permanent set and film campus during 2022.

General and Administrative

General and administrative expenses for the nine months ended September 30, 2022 increased $4,518 thousand, or 224%, as compared to the nine months ended September 30, 2021, primarily due to $1,623 thousand of increased payroll related expenses as a result of the increase in headcount as the Company continues to grow. The Company also incurred additional office related expenses of $1,003 thousand, legal, accounting and professional fees of $814 thousand, travel expenses of $516 thousand, and contracted labor of $348 thousand, related to the growth and expansion of the Company.

Income Taxes

The provision for income taxes was $545 thousand and $6,795 thousand for the nine months ended September 30, 2022 and 2021, respectively, and remained relatively consistent at an effective tax rate of 26%, net of the impact of the loss attributable to noncontrolling interest, and 29% for each of the nine months ended September 30, 2022 and 2021, respectively.

Comparison of the Year Ended December 31, 2021 and 2020

The following summary of our consolidated results of operations should be read in conjunction with our audited consolidated financial statements, and related notes, included herein.

	Year Ended December 31,		Change
	2021	2020	2021 vs. 2020

	(in thousands, except percentages)
Revenues	$49,016	$20,751	$28,265	136%
Cost of revenues	1,719	2,578	(859)	(33)%
Advertising	2,320	2,336	(16)	(1)%
Amortization of film costs	6,159	5,513	646	12%
Depreciation and amortization	36	1	35	3,500%
General and administrative	4,396	712	3,684	517%
Net operating income	34,386	9,611	24,775	258%
Interest income	5	—	5	100%
Other income (expense)	(5)	—	(5)	(100)%
Net income before provision for income taxes	34,386	9,611	24,775	258%
Provision for income taxes	(8,501)	(2,500)	(6,001)	240%
Net income	$25,885	$7,111	$18,774	264%

Revenues

Revenues include royalties received from our licensing agreement with Angel Studios and sales of merchandise managed by the Company. Revenues for the year ended December 31, 2021 increased $28,265 thousand, or 136%, as compared to the year ended December 31, 2020, primarily due to the timing of the release of new episodes of the Series. Episodes 5 – 8 of Season 1 were released in the spring of 2020, and all of Season 2 was released during the second and third quarters of 2021, along with a Christmas special released in December 2021.

Cost of Revenues

Cost of revenues primarily include expenses to fulfill third party merchandise sales orders, and participation and residual costs owed to writers, producers, actors and other film participants. Cost of revenues for the year ended December 31, 2021 decreased $859 thousand, or 33%, as compared to the year ended December 31, 2020, primarily due to the Company’s shift to have all merchandise sales managed through our licensing agreement with Angel Studios as of April 2021, partially offset by increased participation and residual costs.

Advertising

Advertising includes costs to promote the Series and primarily includes advertising on social and digital platforms which occurs consistently throughout the year, irrespective of episodic releases. Advertising expense remained relatively consistent for the years ended December 31, 2021 and 2020 at $2,320 thousand and $2,336 thousand, respectively.

Amortization of Film Costs

Costs of producing the Series are amortized using the individual-film-forecast method, based on the ratio of the current period’s revenues to the Company’s estimated ultimate revenue.

Amortization of film costs for the year ended December 31, 2021 increased $646 thousand, or 12%, as compared to the year ended December 31, 2020, primarily due to the additional amortization of film costs for Season 2 as a result of its release in 2022, partially offset by an increase in the estimated ultimate revenue for Season 1.

General and Administrative

General and administrative expenses for the year ended December 31, 2021 increased $3,684 thousand, or 517%, as compared to the year ended December 31, 2020, primarily due to $2,195 thousand of increased payroll related expenses as a result of the increase in headcount as the Company continues to grow. The Company also incurred additional legal, accounting and professional fees of $785 thousand, contracted labor of $300 thousand, office related expenses of $232 thousand, and travel expenses of $165 thousand.

Income Taxes

The provision for income taxes was $8,501 thousand and $2,500 thousand for the year ended December 31, 2021 and 2020, respectively, and remained relatively consistent at an effective tax rate of 25% and 26% for the years ended December 31, 2021 and 2020, respectively.

Liquidity and Capital Resources

Comparison of September 30, 2022 and December 31, 2021

	As of
	September 30, 2022	December 31, 2021	Change

	(in thousands)
Cash	$1,920	$15,932	$(14,012)
Short-term and long-term debt	15,571	—	15,571

The Company’s primary sources of liquidity are from cash flows generated from operations and financing activities. As of September 30, 2022 and December 31, 2021, the Company had cash of $1,920 thousand and $15,932, respectively. As of September 30, 2022 and December 31, 2021, the Company had short-term and long-term debt of $15,571 thousand and $0, respectively.

During the nine months ended September 30, 2022, the Company signed a line of credit agreement for $15,000 thousand to finance the completion of the set, film campus construction and produce Season 3.

The Company’s primary uses of cash generally relate to film costs and the acquisition of property, plant and equipment. The decrease in cash of $14,012 thousand was primarily attributable to the $27,044 thousand increase in film costs related to the production of Season 3, and $21,748 thousand increase in the acquisition of property, plant and equipment to establish a permanent set and film campus, partially offset by a $8,178 thousand decrease in accounts receivables, $4,688 thousand increase in contributions from the noncontrolling interest member and $15,000 thousand proceeds from the line of credit obtained in July 2022.

On November 29, 2022 the Company entered into an agreement with the Come and See Foundation, Inc. (“CAS”), whereby CAS provided an aggregate amount of up to $150,000 thousand for the Company’s use in the development, production, distribution and marketing of the Series and to provide the Company with operating and working capital. The Company used these funds to pay off the outstanding line of credit obtained in July 2022. See the consolidated financial statements included herein and starting on page F-1, specifically within the subsequent events footnotes, for further detail regarding the CAS transactions.

The Company believes its existing cash and expected cash flows from operations will be sufficient to meet our working capital, capital expenditures, and expected cash requirements from known contractual obligations for the next twelve months and beyond.

Comparison of the Nine Months Ended September 30, 2022 and 2021

Our cash flow activities were as follows for the periods presented:

	Nine Months Ended September 30,
	2022	2021	Change

	(in thousands)
Net cash flows (used in) provided by operating activities	$(13,826)	$17,856	$(31,682)
Net cash used in investing activities	(21,809)	(671)	(21,138)
Net cash provided by financing activities	21,623	—	21,623

Operating activities

Net cash flows (used in) provided by operating activities was $(13,826) thousand and $17,856 thousand for the nine months ended September 30, 2022 and 2021, respectively. The increase of net cash flows used in operating activities of $31,682 thousand was primarily due to an additional $20,758 thousand of capitalized film costs, a decrease in net income, exclusive of non-cash items, of $19,327 thousand, and a decrease in accrued expenses and other accrued liabilities of $4,814 thousand, partially offset by a decrease in accounts receivable of $12,920 thousand.

Investing activities

Net cash flows used in investing activities was $21,809 thousand and $671 thousand for the nine months ended September 30, 2022 and 2021, respectively. This increase of $21,138 thousand was primarily due to the acquisition of property and equipment to establish a permanent set and film campus.

Financing activities

Net cash flows provided by financing activities was $21,623 thousand and $0 thousand for the nine months ended September 30, 2022 and 2021, respectively. This increase of $21,623 thousand was primarily due to the $15,000 thousand in proceeds from the line of credit obtained in July 2022 and $6,630 thousand in noncontrolling interest member contributions.

Comparison of the Years Ended December 31, 2021 and 2020

Our cash flow activities were as follows for the periods presented:

	Year Ended December 31,
	2021	2020	Change

	(in thousands)
Net cash flows provided by operating activities	$16,726	$5,547	$11,179
Net cash flows used in investing activities	(6,487)	(484)	(6,003)
Net cash flows used in financing activities	—	—	—

Operating activities

Net cash flows provided by operating activities was $16,726 thousand and $5,547 thousand for the years ended December 31, 2021 and 2020, respectively. The increase of net cash flows provided by operating activities of $11,179 thousand was primarily driven by the $19,812 thousand increase in net income, exclusive of non-cash items, resulting from cash flow generated from operations, partially offset by an $6,407 thousand increase in accounts receivable and $1,745 increase in prepaids and other current assets.

Investing activities

Net cash flows used in investing activities was $6,487 thousand and $484 thousand for the years ended December 31, 2021 and 2020, respectively. The increase of $6,003 thousand was primarily driven by the acquisition of property and equipment to establish a permanent set and film campus.

Financing activities

There were no cash flows from financing activities for the years ended December 31, 2021 and 2020.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, the Company has identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Film Costs

Costs of producing the Series are amortized, and residual and participation costs are accrued, using the individual-film-forecast method, based on the ratio of the current period's revenues to the Company’s estimated remaining ultimate revenue per each episodic block. The initial estimate of ultimate revenue includes estimates of revenues through various distribution channels such as international, home entertainment and other distribution platforms and are based on historical experience for past seasons. The Company regularly monitors the performance of each season, and evaluate whether impairment indicators are present (i.e., low ratings), and based upon our review, the Company revises the estimates as needed.

Due to the inherent uncertainties involved in making such estimates of ultimate revenues and expenses, these estimates have differed in the past from actual results and are likely to differ to some extent in the future from actual results. In addition, in the normal course of our business, some seasons are more successful or less successful than anticipated. Management regularly reviews and revises, when necessary, its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or a write-down of all or a portion of the unamortized costs of the film or television program to its estimated fair value.

An increase in the estimate of ultimate revenue will generally result in a lower amortization rate and, therefore, lesser film amortization expense, while a decrease in the estimate of ultimate revenue will generally result in a higher amortization rate and, therefore, higher film amortization expense.

The amortization of film costs is on an accelerated basis, as the Company typically expects more upfront viewing. On average, over 50% of the film costs related to our produced content is expected to be amortized within one year after its month of first availability. The Company reviews factors that may impact the amortization of film costs on a monthly basis, such as the increased demand for home entertainment as a result of the global pandemic in 2020, which accelerated the adoption of streaming services and technology by consumers. Our estimates related to these factors require considerable management judgment.

Other Estimates

See Note 1 to the accompanying audited consolidated financial statements included herein and starting on page F-1 for further discussion.

Off-Balance Sheet Arrangements

As of September 30, 2022, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recently Issued and Adopted Accounting Pronouncements

See Note 1 to the accompanying audited consolidated financial statements included herein and starting on page F-1 for further discussion.

Item 3. Properties.

We a have a lease agreement for our office space at 1525 Pine Street, Suite 106, Redding, California 96001. Impossible Math also has a lease agreement for the film campus land in Midlothian, Texas. In addition, we own a film set, Capernaum, located in Midlothian, Texas, which is a constructed biblical city to film the Series. We also own a house used for meetings and other uses located in Midlothian, Texas. We believe that our facilities are adequate for our current operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the company, as of January 27, 2023, for:

•	Each person who we know beneficially owns more than five percent of any class of our voting securities.

•	Each of our director and director nominees.

•	Each of our executive officers.

•	All of our directors, director nominees and executive officers as a group.

As of January 27, 2023, we had 7,190,000 shares of Series A Common Stock, 1,255,000 shares of Series B Common Stock, and 4,340,000 shares of Series A Preferred Stock issued and outstanding. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Directors and Officers
Derral Eves(2)	7,190,000	56%
Dallas Jenkins	–	–%
JD Larsen	–	–%
Bradley Pelo	–	–%
Adam Swerdlow	–	–%
Jeremiah Smith	–	–
Katherine Warnock	–	–
Robert Starnes	–	–
Kyle Young	–	–
James A. Bisenius	–	–
Cris Doornbos	–	–
Matt Rearden	–	–
Brooke Asiatico	–	–
David Bagheri	–	–

All officers and directors as a group	7,190,000	56%
(14 individuals)
Greater than 5% Holders
The Chosen Productions, LLC(2)(3)	7,190,000	56%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the following entities or individuals is c/o The Chosen, Inc., 4 S 2600 W, Suite 5, Hurricane, Utah 84737.
(2)

The Chosen Productions, LLC is the record holder of the securities reported herein. Derral Eves, our Chief Strategy Officer, is the managing member of The Chosen Productions, LLC. By virtue of this relationship, Mr. Eves may be deemed to share beneficial ownership of the securities held of record by The Chosen Productions, LLC. Mr. Eves disclaims any such beneficial ownership except to the extent of his pecuniary interest.

(3)

Certain officers and directors of the Company are members of The Chosen Productions, LLC and, as such, have an indirect interest in the securities held by The Chosen Productions, LLC to the extent of their respective membership interests in The Chosen Productions, LLC. Each of our officers and directors disclaims any beneficial ownership of any securities held by The Chosen Productions, LLC.

Item 5. Directors and Executive Officers.

The individuals listed below are our executive officers and directors:

Name	Position	Term of Office	Age
Derral Eves	Chief Strategy Officer and Director	February 2018-Present	48
Dallas Jenkins	Chief Creative Officer and Director	February 2018 - Present	47
JD Larsen	Chief Finance Officer	November 2022 - Present	47
Bradley Pelo	President	December 2021 - Present	60
Adam Swerdlow	Vice President, Operations	July 2020 - Present	37
Jeremiah Smith	Vice President, Creative Director	August 2021 - Present	45
Katherine Warnock	Vice President, Original Content	September 2021 - Present	41
Robert Starnes	Vice President, Product and Licensing	February 2022 - Present	65
Kyle Young	Vice President of Distribution and International	July 2022 - Present	44
James A. Bisenius	Director	December 1, 2022 – Present	71
Cris Doornbos	Director	December 28, 2022 – Present	66
Matt Rearden	Director	December 28, 2022 – Present	47
Brooke Asiatico	Director	December 28, 2022 – Present	56
David Bagheri	Director	December 28, 2022 – Present	38

Biographical information regarding our directors and executive officers is set forth below.

Derral Eves

Derral Eves is our Chief Strategy Officer and a member of our board of directors. Since January 2006, Mr. Eves has served as the Chief Executive Officer of Creatus, LLC. Mr. Eves is the creator of VidSummit, the leading professional conference for social media creators. Mr. Eves is one of the world’s top YouTube and online video marketing experts. The content on Mr. Eves’ distribution channels have received over 24 billion video views on Youtube and over 9 billion views on Facebook. Mr. Eves is also the mentor of some of the biggest and most impactful YouTube and social media stars. He has been featured on Good Morning America, The Today Show, NBC, ABC, CBS, FOX, ESPN, FORBES, AdWeek, Christians Today, World Religion News, and several other media outlets. He was recently featured in an article published by Forbes as #4 on the list of “20 Must Watch YouTube Channels That Will Change Your Business.” Mr. Eves graduated from Southern Utah University with a bachelor’s degree in Communications and Public Relations and a minor in Spanish.

Dallas Jenkins

Dallas Jenkins is our Chief Creative Officer and a member of our board of directors. Since 2000, Mr. Jenkins has served as the president of Jenkins Entertainment and is primarily responsible for the oversight of the production of all films and videos produced by Jenkins Entertainment. Mr. Jenkins is also a film writer who has worked in Hollywood for nearly two decades, creating films for Warner Brothers, Lionsgate, Hallmark Channel, PureFlix and Universal. Mr. Jenkins has created several faith-based films, such as Midnight Clear, What If…, Though None Go With Me and The Resurrection of Gavin Stone. Mr. Jenkins is the son of celebrated Christian author Jerry B. Jenkins (the creator of The Left Behind Series and The Jesus Chronicles Series). Mr. Jenkins graduated from Northwestern College with a bachelor’s degree in Bible and Communications.

JD Larsen

JD Larsen is our Chief Finance Officer. Mr. Larsen has a broad range of experience working with organizations from technology start-ups to fortune 500 companies both private and public, most recently, from November 2021 to November 2022, as VP of Finance and Operations for Driven Technologies, a start-up focused on cyber security and network modernization. Prior to that, Mr. Larsen spent 10 years, from January 2012 to November 2021, at Presidio Networked Solutions, a $4 billion dollar technology company, where he held various executive level positions throughout his tenure, most notably Division CFO for Presidio’s largest division. Prior to that, Mr. Larsen spent six years at Marriott Vacations Worldwide and assisted in the successful tax-free spin-off from Marriott International as independently traded company. Prior to that, Mr. Larsen worked for the Walt Disney Company as a key leader in Disney’s highly selective Management Audit Organization as well as other finance roles where he worked with numerous operating segments, including Studio Entertainment, to optimize financial operations both domestically and internationally. He started his career working for PriceWaterhouseCoopers in Pittsburgh, PA as a Certified Public Accountant assisting clients through various public offerings and SEC reporting issues. He holds a bachelor’s of science degree in accounting from Grove City College.

Brad Pelo

Brad Pelo serves the President of the Company. Mr. Pelo is a seasoned business executive having served as co-founder, president or CEO of Ancestry.com, Folio (Microsoft), NextPage (Proofpoint), I.TV (DirecTV) and Radiant Studios. Prior to his appointment as President of the Company, Mr. Pelo served as an Executive Producer of The Chosen since June 2020. Previously, Mr. Pelo was Chief Distribution Officer at Angel Studios from October 2020 to September 2021. From May 2018 to February 2020, Mr. Pelo was President of Radiant Digital, a portfolio of web properties and apps that engage daily with faith and family-based audiences totaling over 147 million users. In the film and television world he was executive producer of The Legend of Johnny Lingo (MGM), Outlaw Trail and Forever Strong as well as an annual telecast for the Pentagon Channel, Stadium of Fire. He serves on charitable boards that support the arts and leadership development.

Adam Swerdlow

Adam Swerdlow serves as our Vice President of Operations. From April 2011 to March 2019, Mr. Swerdlow served as a Financial Advisor at Northwestern Mutual. During his tenure at Northwestern Mutual he accomplished many goals including achieving million dollar round table (MDRT) and other numerous company and industry accolades. Mr. Swerdlow was also responsible for recruiting, building and managing teams of Financial Advisors in his respective offices. Mr. Swerdlow left Northwestern Mutual in March 2019 to practice as an Independent Financial Advisor and also co-founded The Financial Advisors Alliance, a coaching and consulting firm for Financial Advisors. In January 2020 The Financial Advisors Alliance was acquired by Model FA where Mr. Swerdlow continued to serve as a consultant until April 2022. Mr. Swerdlow not only brings a wealth of knowledge from his near decade as a Financial Advisor, but also has extensive experience in business development, operations and management. Mr. Swerdlow graduated from University of Massachusetts-Amherst with a bachelor’s degree in Communications and a minor in Film.

Jeremiah Smith

Jeremiah Smith serves as a Vice President and Creative Director of the Company. From November 2015 to July 2021, Mr. Smith held various senior leadership positions at Walmart within their global marketing organization. Mr. Smith has worked in marketing at scale in three distinct industries. As a young pastor in New England, he cut his marketing teeth as a consultant for Purpose-Driven Ministries and the Willow Creek Association. Then, as a content strategist and producer for multiple global brands, his work appeared in over 20 languages across print, digital, and television. Most recently, Mr. Smith was responsible for brand and creative across Walmart communications, including some of their largest branding efforts in company history.

Katherine Warnock

Katherine Warnock is our Vice President of Original Content. She began working with the Company in May of 2021 as a Producer with Angel Studios and joined the Chosen as a full time employee in September 2021. From March 2016 to July 2020, Ms. Warnock has a background in strategic content, marketing, and branding-based leadership spanning media, fashion, and social enterprise. Previously head of faith and family content at MGM Studios, Ms. Warnock helped to steer growth by 985% to a 24 million-plus audience, averaging 1.4 billion organic video views yearly. A dual resident of America and the UK, Ms. Warnock has worked with elite brands from Paramount Pictures, Warner Brothers, and Sony to Ford, Aerie, and Gillette with a goal of positively affecting culture through purposeful, anchored, mission-driven media.

Robert Starnes

Robert Starnes is our Vice President of Product Distribution & Licensing. Mr. Starnes has served as an executive in the licensing, product distribution space for more than 30 years. From January 2008 to February 2022, Mr. Starnes was a partner at Brentwood Studios. His career began in retail at Target, where he served as one of the youngest operations executive in their history. Building on his time at Target, Mr. Starnes went on to open a chain of children’s retail stores which won the Playthings Magazine award for “Best Up and Coming Toy Retailers of the 90’s” (FAO Schwarz was the co-winner). Mr. Starnes went on to oversee stores for Lemstone Christian Bookstores and then served as VP of Licensing and Publishing at Big Idea VeggieTales before opening Brentwood Studios with former COO of VeggieTales Terry Pefanis and Brock Starnes. Serving as the Senior partner he oversaw three divisions of the worldwide brands in consulting, publishing, and production for more than 13 years. Mr. Starnes is known as the key licensing and distribution executive on products with a Biblical worldview.

Kyle Young

Kyle Young is our Vice President of Distribution and International. He leads distribution and international for the Company across platform partnerships, global expansion, and international audience connection. From August 2012 to July 2022, Mr. Young worked at a firm he founded and led called Tiny Horse, an award-winning entertainment production and marketing company that sold to Team Whistle in 2020, overseeing partnerships and network growth from Charlotte NC. Mr. Young previously led the launch and growth of Halogen TV, a millennial-focused cable network subsequently sold to Participant Media in 2012. Prior to this, Mr. Young led INSP’s development of their international cable network across 80 countries. Having worked with with media companies across the U.S. and EMEA, Mr. Young has extensive experience in entertainment, marketing, and corporate finance.

James A. Bisenius

James Bisenius is a member of our board of directors. Since 2015, Mr. Bisenius has served as Chief Executive Officer of Strong Refuge, LLC, and Strong Refuge Charitable Trust, and is active in investment management. In 1991, Mr. Bisenius founded Common Sense Investment Management, LLC, the general partner of a multiple manager fund, which reached peak assets of $4.5 billion dollars under management. Mr. Bisenius served as Chief Executive Officer and Chief Investment Officer of Common Sense Investment Management, LLC until 2014. From 1994 to 1998, Mr. Bisenius also served as a Managing Director of The Leuthold Group, an institutional research firm. Previously, Mr. Bisenius was a Vice President of Dain Bosworth Incorporated, a registered investment advisory and brokerage firm. During his tenure at Dain Bosworth Incorporated, from 1986 to 1991, Mr. Bisenius was the original founder of Dain Bosworth’s Investment Management Consulting Department. In 1982, Mr. Bisenius opened Denver, Colorado based Boettcher & Company’s, Portland, Oregon office, where he was Senior Vice President and a member of the executive committee. He began his career as a Registered Representative with Foster & Marshall, a registered investment brokerage firm based in Seattle, WA. Mr. Bisenius earned his Bachelor of Science degree in Communications from Oregon State University in 1973.

Cris Doornbos

Cris Doornbos is a member of our board of directors. Since February 2022, Mr. Doornbos has served as Chief Executive Officer and founder of Leadership Shaping LLC, a company focused on helping CEOs improve performance by transforming their organization’s culture, leadership, and governance. Mr. Doornbos is a 39-year veteran in the publishing, media, and educational spaces of music, books and curriculum. From September 2005 to August 2021, Mr. Doornbos was CEO of David C. Cook, a nonprofit Christian publisher based in Colorado Springs, Colorado, successfully re-imagining, re-investing and re-inventing the company’s three different business units of music, books, and curriculum on a global scale. From 1997 to 2005, Mr. Doornbos was Executive Vice President at Zondervan Publishing, an international Christian media and publishing company located in Grand Rapids, Michigan, where he developed global strategies for growth. He has also served as Board Chairman for Evangelical Christian Publishers Association (ECPA), President of the Church Music Publishers Association (CMPA), and as Board Chair for Fellowship of Christian Athletes (FCA) for the Southern Colorado region, as well as a member of the FCA State Board of Colorado. Mr. Doornbos previously served as a committee member of The Advisory Committee for the Economic Development in Colorado Springs. He holds a Bachelor of Arts in Organizational Leadership from Calvin University.

Matt Rearden

Matt Rearden is a member of board of directors. He is an experienced attorney and Chief Operations Executive. Mr. Rearden has served as Chief Operating Officer for Maxwell Leadership, Inc, a global provider of leadership training and development, since October 2021. From January 2018 to October 2022, Mr. Rearden served as Chief Operating Officer for Four Star Homes, a real estate sales and brokerage company. From 2010 to 2018, Mr. Rearden held various positions with SeaWorld Parks and Entertainment, Inc., including Sr. Business Development Officer, VP of Business Affairs, and Assistant General Counsel. Between 2001 and 2010, Mr. Rearden held several positions with International Speedway Corporation, including Managing Associate General Counsel and Corporate Counsel. He holds a Juris Doctorate from Florida State University and a Bachelor of Science in finance from Oral Roberts University, where he also serves on the Board of Trustees.

Brooke Asiatico

Brooke Asiatico is a member of our board of directors. She is a practicing attorney with significant expertise in the not-for-profit, tax-exempt organizations sector. Ms. Asiatico currently serves as Managing Partner for Asiatico & Associates, PLLC, a firm she founded in 2006. Ms. Asiatico and her firm serve as General or Special Counsel to organizations of all sizes, including many of the largest non-profit, tax-exempt corporations in the United States, and their interests throughout the world. Formerly, she was a Partner at Brewer, Sr., Asiatico & Associates, LLP from 2004 - 2006. She holds a Juris Doctorate from the University of Texas School of Law (2003) and a Bachelor of Science in Government and Politics from The University of Texas at Dallas (2000).

David Bagheri

David Bagheri is a member of our board of directors. Mr. Bagheri is a social and business entrepreneur. He currently serves as Chief Executive Officer of Hillsong Music and Invorto LLC, the largest music export from Australia in the Christian Music Industry, with over 25 years of releasing albums resulting in 10 that have gone platinum and a Grammy Award in 2018. Since November 2019, Mr. Bagheri also serves as a non-executive Director of Lind Motor Group, a family owned and operated automotive retailer since 1992. From September 2017 to June 2019, Mr. Bagheri was Chief Executive Officer and Co-founder of Precision Tech, Inc. a Workforce Management Platform was launched in 2018 as a one-system approach to back-office technology. From May 2013 to June 2019, Mr. Bagheri held several positions with Precision Global Consulting, including Managing Director and Director of International Business. From 2010-2013, Mr. Bagheri was the National Development Manager for Many Rivers Microfinance, a social enterprise in Australia providing microenterprise support to Indigenous and other Australians. From 2005-2010 Mr. Bagheri was a Centre Manager at Hillsong CityCare, a social welfare organization working in Sydney.

Item 6. Executive Compensation.

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

This section describes the material elements of the compensation awarded to, earned by, or paid to our Chief Executive Officer, Derral Eves, and our two other most highly compensated executive officers, for the years ended December 31, 2022 and 2021.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Derral Eves, Chief Strategy Officer	2021	250,833	250,000	-	-	-	-		500,833
	2022	350,000	350,000	-	-	-	-		700,000
Dallas Jenkins, Chief Creative Officer (1)	2021	347,563	250,000	-	-	-	269,416	(1)	866,979
	2022	400,000	440,000	-	-	-	269,178	(1)	1,109,178
Brad Pelo, President	2021	-	-	-	-	-	-		-
	2022	350,000	306,250	-	-	-	-		656,250

(1)	Included in all other compensation are payments made to companies owned by Dallas Jenkins and his spouse for various agreements to write various books related to the series. See “— Certain Relationships and Related Transactions, and Director Independence” for additional information.

Principal Elements of Compensation

The compensation of the company’s executive officers comprises of the following major elements: (a) base salary; and (b) an annual, discretionary cash bonus. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and will reward performance of our executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promotor of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

We have entered into various agreements with a company owned by Dallas Jenkins and his spouse to write various books related to the Series. The related company receives a percentage of sales for each book. In total, the amount paid and accrued to the related company for writer fees and book royalties was $269,178 as of December 31, 2022.

Item 8. Legal Proceedings.

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceeding.

Item 9. Market Price of and Dividends on the Registrant’s Common Stock and Related Stockholder Matters.

There is no established public trading market for the Series B Common Stock.

Holders

As of December 31, 2022, there were (i) 1,255,000 shares of Series B Common Stock issued and outstanding, which were held by approximately 1,500 stockholders of record and (ii) 7,190,000 shares of Series A Common Stock issued and outstanding, which were held in entirety by The Chosen Productions, LLC, a partnership owned by the four founding partners of the Company.

Dividends

A dividend of $2.40 for each outstanding share of Series A Preferred Stock was declared on November 30, 2022 and payment was initiated on December 2, 2022. As of December 31, 2022, 1,255,000 shares of Series A Preferred Stock had been converted into Series B Common Stock, and an additional 4,340,000 shares of Series A Preferred Stock will be converted into Series B Common Stock upon payment to such holders of the dividend.

The payment of any dividends in the future, and the timing and amount thereof, to the Company stockholders will fall within the sole discretion of the Board and will depend on many factors, such as our financial condition, earnings, capital requirements, potential obligations in planned financings, industry practice, legal requirements, Delaware corporate surplus requirements and other factors that the Board deems relevant. The Company’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on the Company’s access to the capital markets. The Company cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if the Company commences paying dividends.

Equity Compensation Plans

The Company currently has no compensation plans under which the Company’s equity securities are authorized for issuance.

Item 10. Recent Sales of Unregistered Securities.

In October 2020, the Company issued 480,466 Common Units of the Company to Angel Studios as compensation for contracted services under an agreement between The Chosen LLC and VidAngel, Inc. titled “Consulting and Coordination Agreement”, dated February 15, 2018. Such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Angel Studios is an accredited investor for purposes of Rule 501 of Regulation D. The 480,466 Common Units owned by Angel Studios, Inc. were subsequently relinquished as part of the negotiations associated with the new Angel Studios Licensing Agreement, dated October 18, 2022.   The 480,466 Common Units became vested in 2019 and are therefore included in the Company’s Statement of Equity as of December 31, 2019.

Item 11. Description of Registrant’s Securities to be Registered.

The following is a summary of the material terms of the Company’s capital stock contained in the Company’s Certificate of Incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Certificate of Incorporation or of the by-laws and is qualified by reference to Delaware statutory and common law and the full texts of such documents. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on the Company’s capital stock after the Effective Time. The Certificate of Incorporation and by-laws are included as exhibits 3.1 and 3.2, respectively, to this registration statement on Form 10.

We are registering on this Form 10 only the shares of Series B Common Stock, the terms of which are described below.

Authorized Capital Stock

The Company’s authorized capital stock consists of (a) 35,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), of which (i) 10,000,000 shares are designated as “Series A Common Stock”, and (ii) 25,000,000 shares are designated as “Series B Common Stock”; and (b) 8,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

There are currently 7,190,000 shares of Series A Common Stock, 1,255,000 shares of Series B Common Stock and 4,340,000 shares of Series A Preferred Stock issued and outstanding. All outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

Except as otherwise required by law, as provided in the Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Company (the “Board”) with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. In addition, except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the Board with respect to any series of the Preferred Stock, on any matter presented to the holders of Common Stock and Preferred Stock for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), the holders thereof shall vote together as a single class, whereby (i) each holder of shares of Common Stock shall be entitled to the number of votes set forth in clauses (x) and (y) immediately below, as applicable, and (ii) each holder of shares of Preferred Stock shall be entitled to one (1) vote for each share held by such holder. For any matter presented to the holders of Common Stock for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), (x) the holders of Series A Common Stock are entitled to ten (10) votes for each share of Series A Common Stock, and (y) the holders of Series B Common Stock are entitled to one (1) vote for each share of Series B Common Stock. Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor and shall have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

Holders of the Common Stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

4,340,000 shares of our Series A Preferred Stock remain outstanding and represent the righto receive the Dividend upon the Company receiving certain information relating to the payment of the Dividend from the holders of Series A Preferred Stock.

Under the terms of the Certificate of Incorporation, the Board will be able to, without approval of stockholders, issue one or more series of Preferred Stock. The Board may fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

Although the Board does not currently intend to do so, it will be able to authorize the Company to issue a class or series of Preferred Stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of the Company, even if such transaction or change in control involves a premium price for the Company’s stockholders or the Company’s stockholders believe that such transaction or change in control may be in their best interests. The Board may be able to issue Preferred Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Certificate of Incorporation and By-laws

Delaware Anti-Takeover Provisions

The Company is subject to Section 203 of the DGCL, an anti-takeover statute. Section 203 of the DGCL protects publicly traded Delaware corporations, such as the Company following the distribution, from hostile takeovers, and from actions following a hostile takeover, by prohibiting some transactions once a potential acquirer has gained a significant holding in the corporation. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved of such corporation either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or after such date the business combination is approved by the board of directors of such corporation and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the date of determination whether the person is an “interested stockholder”) 15% or more of the corporation’s voting stock.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the Company’s Certificate of Incorporation nor the Company’s by-laws will contain the election not to be governed by Section 203 of the DGCL. Therefore, the Company will be governed by Section 203 of the DGCL.

The Company’s Certificate of Incorporation and by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with the Board rather than to attempt a hostile takeover. These provisions include, among others:

•	Authority of the Board to issue capital stock;

•	All stockholder actions must be effected at a duly called meeting of stockholders (which may only be called by the Chairman of the Board or a majority of the Board) and not by written consent;

•	Members of the Board may be removed at any time only, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares then entitled to vote at an election of directors, voting together as a single class; and

•	No cumulative voting.

Size of Board and Vacancies

The Company’s Certificate of Incorporation and by-laws provide that the Board will consist of one or more members, with the exact number of directors to be fixed by resolution of the Board. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board, shall hold office until their successors are duly appointed by the Board or until their earlier death, resignation or removal.

Special Stockholder Meetings

A special meeting of stockholders may only be called by the Chairman of the Board or a majority of the Board, and stockholders may not act by written consent.

Certain Effects of Authorized but Unissued Stock

The Company’s authorized but unissued shares of Common Stock will available for the Board to issue without stockholder approval. The Company will be able to use the additional authorized shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of the Company’s authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction.

As noted above, the Board will be able to, without approval of stockholders, issue one or more series of Preferred Stock. In some cases, the issuance of Preferred Stock could delay, defer or prevent a change in control of the Company and make it harder to remove present management, without further action by the Company stockholders. Under some circumstances, Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of the Common Stock if the Company liquidates or dissolves and could also restrict or limit dividend payments to holders of the Common Stock.

Registrar, Paying Agent and Transfer Agent for our Class B Units

Duties

Direct Transfer, LLC serves as the registrar, paying agent and transfer agent for our Common Stock. We will pay all fees charged by the transfer agent for transfers of our Common Stock except for special charges for services requested by a stockholder. The transfer and paying agent fee is expected to be approximately $100,000.

We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment.

Item 12. Indemnification of Directors and Officers.

The Certificate of Incorporation provides that no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s amended and restated certificate of incorporation will further provide that if the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to the Company shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time.

The Company’s by-laws provide that the Company will indemnify any person any person who was or is made or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), other than a Proceeding by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or, while a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The Company shall also have the power to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law.

The Company’s amended and restated certificate of incorporation and by-laws will also provide that the Company will indemnify any person who was or is made a party or is threatened to be made a party to any Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper. Notwithstanding the foregoing, the Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by such person was authorized in the specific case by the Board.

The Company’s by-laws further provide that, to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 1 above, or in defense of any claim, issue or matter therein, the Company shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Expenses actually and reasonably incurred by a director, officer, employee or agent in defending a civil or criminal Proceeding may be paid by the Company in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in this Article VII. Such expenses may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the Company’s by-laws.

Item 13. Financial Statements and Supplementary Data.

The financial statements of the Company appear at the end of this report beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits

(a)	Financial Statements.

Our unaudited consolidated financial statements for the nine months ended September 30, 2022 and 2021 appear at the end of this Registration Statement on pages F-17 though F-21.

Our audited consolidated financial statements for the years ended December 31, 2021 and 2020 appear at the end of this Registration Statement on pages F-2 though F-7.

(b)	Exhibits

The documents listed in the Exhibit Index of this Registration Statement are incorporated by reference or are filed with this Registration, in each case as indicated below.

Exhibit Number	Exhibit Description
2.1	Plan of Conversion of The Chosen, LLC into a Delaware corporation to be known as “The Chosen, Inc.” (4)

3.1	Certificate of Incorporation dated November 29, 2022 (4)

3.2	Bylaws of The Chosen, Inc.

10.1	Exclusive Video-On-Demand and Subscription Video-On-Demand Licensing Agreement by and between The Chosen, LLC and VidAngel, Inc. (3)

10.2	Writer Work-for-Hire Agreement dated October 29, 2019 by and between the Company and Dallas Jenkins (3)

10.3	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Ryan Swanson. (3)

10.4	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Tyler Thompson (3)

10.5	Consulting and Coordination Agreement dated August 11, 2020 by and between the Company and VidAngel, Inc. (2)

10.6	Employment Agreement dated July 12, 2020 by and between the Company and Colin McLeod (2)

10.7	Employment Agreement dated July 15, 2020 by and between the Company and Adam Swerdlow (2)

10.8	Employment Agreement dated August 1, 2020 by and between the Company and Derral Eves (2)

10.9	Employment Agreement dated August 1, 2020 by and between the Company and Dallas Jenkins (2)

10.10	Contribution Funding and Production Agreement, dated November 29, 2022, by and between The Chosen LLC, The Chosen, Inc. and Come and See Foundation, Inc. (4)

10.11	First Amendment to Contribution Funding and Production Agreement, dated December 19, 2022, by and between The Chosen, Inc. and Come and See Foundation, Inc. (5)

10.12	IP Assignment Agreement, dated November 29, 2022, by and between The Chosen LLC, The Chosen, Inc. and Come and See Foundation, Inc. (4)

10.13	License Agreement, dated November 29, 2022, by and between The Chosen LLC, The Chosen, Inc. and Come and See Foundation, Inc. (4)

(1)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-10814) filed with the SEC on May 25, 2018.

(2)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11312) filed with the SEC on September 3, 2020.

(3)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-K (Commission File No. 24R-00162) filed with the SEC on June 12, 2020.

(4)	Filed as an exhibit to the Company’s Current Report on Form 1-U filed with the SEC on December 2, 2022.

(5)	Filed as an exhibit to the Company’s Current Report on Form 1-U filed with the SEC on December 23, 2022.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2023

THE CHOSEN, INC.

By:	/s/ JD Larsen
Name: JD Larsen
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Members of The Chosen, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Chosen, LLC and subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ Tanner LLC

Lehi, UT

January 31, 2023

The Chosen, LLC

Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2021	2020
Assets
Cash	$15,932	$5,693
Accounts receivable	13,767	3,983
Prepaid assets	1,873	120
Other current assets	2,251	103
Total current assets	33,823	9,899
Property and equipment, net	8,814	475
Film costs, net	10,045	9,416
Trademark	8	9
Total assets	$52,690	$19,799
Liabilities and Equity
Accounts payable	$2,140	$609
Accrued expenses and other accrued liabilities	1,097	421
Total current liabilities	3,237	1,030
Deferred tax liability	5,074	2,217
Total liabilities	8,311	3,247
Commitments and contingencies (see Note 2)	—	—
Common Units, no par value, 14,380,466 units authorized, issued and outstanding	—	—
Class A Preferred Units, $1.00 par value; 120% distribution preference; 13,900,000 units authorized; 11,190,030 units issued and outstanding	11,190	11,190
Members’ equity	31,275	5,362
Noncontrolling interest	1,914	—
Total equity	44,379	16,552
Total liabilities and equity	$52,690	$19,799

See accompanying notes to the consolidated financial statements.

The Chosen, LLC

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2021	2020
Revenues	49,016	20,751

Cost of revenues	1,719	2,578
Advertising	2,320	2,336
Amortization of film costs	6,159	5,513
Depreciation and amortization	36	1
General and administrative	4,396	712
Net operating income	34,386	9,611
Interest income	5	—
Other income (expense)	(5)	—
Net income before provision for income taxes	34,386	9,611
Provision for income taxes	(8,501)	(2,500)
Net income	25,885	7,111
Net loss attributable to noncontrolling interest	28	—
Net income attributable to The Chosen, LLC	$25,913	$7,111
Earnings per common unit, basic and diluted	$1.80	$0.49
Weighted average common units outstanding, basic and diluted	14,380	14,380

See accompanying notes to the consolidated financial statements.

The Chosen, LLC

Consolidated Statements of Equity

(in thousands)

		Class A Preferred Units				Total
	Common	$1 per unit		Contributed	Accumulated	Members'	Noncontrolling	Total
	Units	Units	Amount	Capital	Earnings	Equity	Interest	Equity
Balance as of December 31, 2019	14,380	11,190	$11,190	$(940)	$(809)	$9,441	$—	$9,441
Net income (loss)	—	—	—	—	7,111	7,111	—	7,111
Balance as of December 31, 2020	14,380	11,190	11,190	(940)	6,302	16,552	—	16,552
Contributions from noncontrolling interest	—	—	—	—	—	—	1,942	1,942
Net income (loss)	—	—	—	—	25,913	25,913	(28)	25,885
Balance as of December 31, 2021	14,380	11,190	$11,190	$(940)	$32,215	$42,465	$1,914	$44,379

See accompanying notes to the consolidated financial statements.

The Chosen, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities
Net income	$25,885	$7,111
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	36	1
Amortization of film costs	6,159	5,513
Deferred income tax provision	2,857	2,500
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(9,784)	(3,377)
(Increase) decrease in prepaids and other current assets	(1,959)	(214)
(Increase) decrease in film costs	(6,788)	(6,890)
Increase (decrease) in accounts payable	(356)	519
Increase (decrease) in accrued expenses and other accrued liabilities	676	384
Net cash flows provided by operating activities	16,726	5,547
Cash flows from investing activities
Acquisition of property & equipment	(6,487)	(475)
Acquisition of trademark	—	(9)
Net cash flows used in investing activities	(6,487)	(484)
Cash flows from financing activities
Net cash flows used in financing activities	—	—
Net change in cash	10,239	5,063
Cash, beginning of period	5,693	630
Cash, end of period	$15,932	$5,693
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$5,937	$—
Supplemental disclosure of non-cash investing and financing information:
Purchase of property and equipment with accounts payable	$1,887	$—
Contribution from noncontrolling interest member with receivable	$1,942	$—

See accompanying notes to the consolidated financial statements.

The Chosen, LLC

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Organization

The Chosen, LLC, a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 to develop and produce an episodic television series entitled The Chosen (the “Series”). The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC, The Chosen Texas, LLC and The Chosen House, LLC, and its variable controlling interest in Impossible Math, LLC (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

The Chosen Texas, LLC

The Chosen Texas, was formed on September 6, 2018 and is a wholly owned subsidiary of The Chosen, LLC. The Chosen Texas facilitates the filming of the productions.

The Chosen House, LLC

The Chosen House, LLC was formed on May 26, 2021, and owns real estate located in Midlothian, Texas. The property is used as lodging for employees, contractors, and actors to stay while performing services for the Company.

Impossible Math, LLC

Impossible Math, LLC was formed on May 7, 2021, to own and manage a sound stage for the filming of the productions. The Chosen, LLC owns a controlling voting interest in Impossible Math, LLC, with 100% of the voting units, while its economic interest is 26.9% in 2021. The Company determined that Impossible Math, LLC is a variable interest entity. This is because the entity was initially thinly capitalized, and while The Chosen, LLC does not have a majority equity interest compared to other owners, The Chosen, LLC controls Impossible Math as it holds 100% of the voting interest. Further, the Company concluded it is the primary beneficiary through its power to make decisions and its significant variable interest in the funds.

Revision of Previously Issued Financial Statements and Change in Accounting Principle

In connection with the preparation of the Company’s consolidated financial statements, certain prior period adjustments in previously issued financial statements were identified. The Company evaluated the errors, both qualitatively and quantitatively, and concluded that the corrections did not have a material impact on, nor require amendment of, any previously issued financial statements. As of and for the years ended December 31, 2021 and 2020, the Company retrospectively corrected the misstatements and revised the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Equity, and Consolidated Statements of Cash Flows.

There was a prior period misstatement related to the issuance of Common Units for offering costs. The correction of this misstatement resulted in an increase to Common Units by 480,466 as of December 31, 2019 and a decrease from Common Units by 480,466 for the year ended December 31, 2020. While this correction did not impact Contributed Capital in any period, the Consolidated Statement of Equity as of and for the year ended December 31, 2020 was adjusted to reverse Contributed Capital for offering issuance costs with an equal offset to Contributed Capital for the issuance of the Common Units, which should have been reflected in the Consolidated Statement of Equity as of and for the year ended December 31, 2019, of which the amount is de minimis. In addition, due to the decrease of Common Units in the year ended December 31, 2020, Earnings per common unit, basic and diluted, decreased by $0.02 for the year ended December 31, 2020. This correction had no impact on net income for any previous or current periods.

There was a change in accounting principle related to the consolidated variable interest entity Impossible Math, LLC. The noncontrolling investor in Impossible Math, LLC was required to provide $1,942 thousand for their 73.1% equity interest in Impossible Math, LLC, however, the contribution was not received until shortly thereafter in January 2022. The Company is now applying ASC 310-10-S99 in these financial statements as they are included in Form 10; the Company was previously applying ASC 505-10-45 and had previously concluded to record the contribution when received in January 2022. The change in accounting principle resulted in an increase to Other current assets for the due from member receivable of $1,942 thousand in the Consolidated Balance Sheet as of December 31, 2021 and an increase to Noncontrolling interest of $1,942 thousand in the Consolidated Statement of Equity as of and for the year ended December 31, 2021. In addition, the due from member receivable of $1,942 thousand is reflected as a supplemental disclosure of non-cash investing and financing information in the Consolidated Statement of Cash Flows for the year ended December 31, 2021.

There was a prior period misclassification for residual costs previously classified within General and administrative which should be classified as Cost of revenues. As such, the residual costs of $1,413 thousand and $569 thousand were reclassified from General and administrative to Cost of revenues in the Consolidated Statements of Operations for the years ended December 31, 2021 and 2020, respectively.

There was a prior period misclassification for capital raise costs previously classified within Other assets which should be classified as Prepaid assets. As such, the capital raise costs of $120 thousand was reclassified from Other assets to Prepaid assets in the Consolidated Balance Sheet as of December 31, 2020. In addition, $120 thousand was reclassified from Capital raise costs within Cash flows used in financing activities to (Increase) decrease in prepaid and other current assets within Cash flows provided by operating activities in the Consolidated Statement of Cash Flow for the year ended December 31, 2020. There is no impact to Cash flows provided by operating activities in the in the Consolidated Statements of Cash Flow for the year ended December 31, 2021, however $120 thousand was reclassified from Abandonment of capital raise costs to (Increase) decrease in prepaid and other current assets within Cash flows provided by operating activities.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases and related amendments, collectively codified in the Accounting Standards Codification Topic 842, Leases (“ASC 842”). The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company is required to adopt the new standard effective January 1, 2022.

In October 2020, the FASB issued an accounting standard update containing codification improvements, ASU 2020-10. These improvements include providing a consistent location for disclosure guidance and providing clarification to other certain guidance sections. The Company was required to adopt the new standard effective January 1, 2022.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company’s financial position, results of operations or cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The Securities and Exchange Commission (“SEC”) has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, the Company has identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that the Company believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2021 and 2020, the bank balance exceeded the federally insured limit by $15,357 thousand and $4,773 thousand, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the years ended December 31, 2021 and 2020, 97% and 80%, respectively, of the Company’s revenues related to one customer, Angel Studios, Inc. (“Angel Studios”). For the years ended December 31, 2021 and 2020, 99% and 97% of the Company’s accounts receivable is with Angel Studios.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Accounts receivable are written-off when management determines the likelihood of collection is remote. Recoveries of accounts receivable previously written-off are recorded when payment is received. There was no write-off of accounts receivable during the years ended December 31, 2021 and 2020.

Other Current Assets

Other current assets consisted of the following (in thousands):

	As of December 31,
	2021	2020
Due from noncontrolling interest member (1)	$1,942	$—
Other	251	42
Deposits	58	61
Other current assets	$2,251	$103

(1)	Represents the contribution due from noncontrolling interest member for the Company’s initial investment in Impossible Math, LLC.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment have been capitalized. Expenditures for routine repairs are expensed as incurred.

	As of December 31,		Estimated
	2021	2020	Useful Lives

	(in thousands)		(in years)
Land	$90	$—
Buildings and improvements	1,244	469	25 – 30
Equipment	247	7	3 – 15
Furniture and fixtures	16	—	5
Vehicles	336	—	8
Construction in process	6,901	—
Property and equipment, gross	8,834	476
Accumulated depreciation	(20)	(1)
Property and equipment, net	$8,814	$475

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable.

Film Costs

Film costs are costs to produce the Series and are capitalized when incurred and stated at the lower of the unamortized costs or net realizable value. Film costs are amortized, and residual and participation costs are accrued, using the individual-film-forecast method, based on the ratio of the current period’s revenues to the estimated remaining ultimate revenue per each episodic block. For episodic television series, ultimate revenue shall include estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. The initial estimate of ultimate revenue is based on historical experience for past seasons. The Company regularly reviews and revises, when necessary, its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs, and periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company has determined no impairment existed during the periods presented. The following table represents the components of film costs (in thousands):

	As of December 31,
	2021	2020
Released and completed film costs	$20,332	$8,271
Not released, in production film costs	818	6,810
In development or preproduction film costs	846	127
Film costs, gross	21,996	15,208
Accumulated amortization	(11,951)	(5,792)
Film costs, net of amortization	$10,045	$9,416

Amortization expense for film costs for the years ended December 31, 2021 and 2020, was $6,159 thousand and $5,513 thousand, respectively.

The future aggregate amounts of amortization expense expected to be recognized over the next five years related to released and completed film costs as of December 31, 2021 are as follows (in thousands):

Years Ending December 31:	Amount
2022	$2,892
2023	2,342
2024	1,645
2025	1,144
2026	358
Total	$8,381

Trademark

The Company has one intangible asset, a trademark for The Chosen, that is amortized over its economic life of 10 years and comprises the following (in thousands):

	As of December 31,
	2021	2020
Gross carrying value	$9	$9
Accumulated amortization	(1)	—
Net carrying value	$8	$9

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it has one operating segment, which is also its reportable segment.

Revenue Recognition

Revenue is recognized when control of a good or service is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Significant judgments used in the determination of the amount and timing of revenue recognition include the identification of distinct performance obligations in contracts. The Company’s contracts have one performance obligation, and all consideration is allocated to that performance obligation. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Licensed Content Revenue

The Company primarily earns its revenue from licensing its intellectual property rights related to the Series. The licensing agreements include distribution of the Company’s intellectual property via (i) streaming of digital media (video-on-demand (“VOD”) and subscription video-on-demand (“SVOD”), (ii) physical media (digital versatile discs (“DVDs”) and Blue-ray discs), (iii) merchandise, (iv) books and printed materials, and (v) box office sales. Under these arrangements, the Company’s performance obligation is a license to functional intellectual property that provides the licensee the right to use the Company’s internally produced programming, or uploaded marketing advertisements, as it exists at a point in time.

Licensed content revenues are earned from royalties based on (i) SVOD usage for hours viewed, and (ii) VOD, physical media, merchandise, books, printed materials, and box office sales. For licensed content revenue, the Company applies the sales-based or usage-based royalty guidance, and accordingly, recognizes revenue in the period when the customer’s sale or usage occurs. The licensing agreements do not contain any minimum guarantees or upfront payments.

Merchandise Revenue

The Company generates revenues from online store sales of The Chosen merchandise. In instances where the Company contracts with a third-party to fulfill orders, revenue earned from sales of merchandise may be recognized gross or net depending on the terms of the arrangement. For merchandise sales, the Company is acting as the principal in these arrangements with a third-party and therefore revenue earned and costs incurred are recognized on a gross basis as the Company has control and is responsible for providing the merchandise to the customer, ensuring customer satisfaction and has full discretion in establishing the price for the merchandise. Revenues are recognized at a point time, as control is transferred to the customer upon shipment.

The following table presents the Company’s revenue disaggregated by licensed content and merchandise revenues (in thousands):

	Year Ended December 31,
	2021	2020
Licensed content	$48,326	$16,837
Merchandise	690	3,914
Revenues	$49,016	$20,751

Advertising

Advertising costs are expensed as incurred. Advertising expenses include costs for promotional activities such as social and digital platform advertising costs. Advertising expenses for the years ended December 31, 2021 and 2020 totaled $2,320 thousand and $2,336 thousand, respectively.

Accrued expenses and other accrued liabilities

As of December 31, 2021 and 2020, respectively, accrued expenses and other accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2021	2020
Accrued participant royalties	$954	$381
Accrued payroll	137	35
Other	6	5
Accrued expenses and other accrued liabilities	$1,097	$421

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the federal and state levels. Its members are also liable for income taxes on any distributions (dividends) received from the Company. The Company recorded federal and state income taxes receivable of $251 thousand and $0 as of December 31, 2021 and 2020, respectively. Both federal and state income taxes receivable are included in Other current assets on the Consolidated Balance Sheets.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are considered to be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. After consideration of all the evidence, both positive and negative, the Company has decided not to record a full valuation allowance against its net deferred tax assets as of December 31, 2021 and 2020, because the Company has determined that is it more likely than not that the excess net operating losses over and above those expenses related to the deferred tax liability will be able to be used.

The provision for income taxes is comprised of the following components (in thousands):

	Year Ended December 31,
	2021	2020
Deferred provision for income tax	$2,857	$2,500
Current income taxes	5,644	—
Provision for income taxes	$8,501	$2,500

A reconciliation of the provision for income taxes, with the amount computed by applying the statutory Federal income tax rate to income before income taxes is as follows (in thousands):

	Year Ended December 31,
	2021	2020
Expected tax expense at U.S. Federal statutory rates	$7,221	$2,018
State income taxes, net of Federal income tax effect	1,122	382
Other	158	100
Provision for income taxes	$8,501	$2,500
Effective Tax Rate	25%	26%

Significant components of the Company’s deferred tax liability are as follows (in thousands):

	As of December 31,
	2021	2020
Film costs	$2,302	$2,448
Cash basis adjustments	2,648	822
Net operating loss carryforwards	—	(1,051)
Other	124	(2)
Deferred tax liability	$5,074	$2,217

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Note 2 Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Lease Agreements

The Company leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2026 and provide for renewal options ranging from one month to four terms of ten years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The leases do not provide for increases in future minimum annual rental payments. In general, the lease agreements require the Company to pay for real estate taxes, repairs, and maintenance.

The following is a maturity analysis of the annual undiscounted cash flows of the operating leases as of December 31, 2021 (in thousands):

Years Ending December 31:	Amount
2022	$139
2023	120
2024	120
2025	120
2026	105
Total	$604

Note 3 Preferred Units

Each of the Company’s Common Units and Class A Preferred Units has one vote. The Class A Preferred Units were issued at $1.00 per unit. If and when distributions are declared, distributions are first made to the holders of the Class A Preferred Units (“Class A Unitholders”) until 120% of $1 per Class A Preferred Unit has been distributed to the Class A Unitholders in proportion to their interest. Thereafter, distributions are made to the holders of the Common Units and the Class A Unitholders in proportion to their interest. Other than the distribution preference aforementioned, the Class A Preferred Units hold no other economic or voting preference to the Common Units.

The Company has authorized 2,857 thousand non-voting Class B Preferred Units, none of which are issued and outstanding. After any issuance of Class B Preferred Units, and if and when distributions are declared, holders of the Class B Preferred Units (“Class B Unitholders”) receive distributions after the Class A Unitholders and before Common Unitholders until 110% of $7 per Class B Preferred Unit has been distributed to the Class B Unitholders in proportion to their interest.

Note 4 Related Party Transactions

In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, which is a member of the Company, for distribution of the Company’s television series. This agreement was amended in November 2019 and September 2020 to refine certain terms and is set to expire November 25, 2022 (collectively, the “2018 Angel Studios License Agreement”). Under the 2018 Angel Studios License Agreement, the Company recognized revenue from Angel Studios of $47,297 thousand and $16,581 thousand for the years ended December 31, 2021 and 2020, respectively. The Company had related party receivable of $13,708 thousand and $3,844 thousand as of December 31, 2021 and 2020, respectively.

Note 5 Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through May 2, 2022, which is the date the consolidated financial statements were available to be issued.

In connection with the reissuance of the consolidated financial statements, management has evaluated subsequent events through January 31, 2023, the date the consolidated financial statements were available to be reissued. Except as discussed below, there are no events that require adjustment to or disclosure in these consolidated financial statements.

Line of Credit – On July 29, 2022, the Company signed a line of credit agreement in the amount of $15,000 thousand to finance the completion of the set and film campus construction and the production of Season 3. The initial term of the line of credit is one year with interest charged at the Wall Street Journal Prime Rate plus 1%. On October 4, 2022, the line of credit was extended by another $10,000 thousand for a total of $25,000 thousand. Subsequently, all outstanding amounts borrowed under this line of credit have been paid in full and the line of credit has been closed.

Angel Studios License Agreement – On October 18, 2022, the Company entered into a content license agreement with Angel Studios (“2022 Angel Studios License Agreement”), which supersedes and replaces the terms and conditions between the Company and Angel Studios under the 2018 Angel Studios License Agreement. Under the terms of the 2022 Angel Studios License Agreement, the Company grants Angel Studios (i) a non-sublicensable, non-assignable license to distribute or exploit the rights of the Series solely on Angel Studios’ proprietary owned and operated video-on-demand streaming application (the “Angel App”), (ii) certain non-exclusive rights to sell The Chosen related merchandise via the Angel App and (iii) certain exclusive rights to market, sell and exploit The Chosen related non-fungible tokens (a.k.a. NFTs). Any existing sublicensing rights that were granted to Angel Studios under the Original Agreement shall be set to expire, and all rights thereafter shall be exclusively retained by the Company.

Delaware C Corporation Conversion – On November 29, 2022, The Chosen, LLC converted into a Delaware corporation (the “conversion”) and changed its name to The Chosen, Inc.. At the effective time of conversion (the “Effective Time”): (a) the 13,900,000 Common Units of the members of The Chosen, LLC that were outstanding immediately prior to the Effective Time were converted into 6,950,000 shares of Common Stock of the Company, with $0.001 par value per share (the “Common Stock”), on a one-to-one-half basis, designated as Series A Common Stock; and (b) the 11,190,030 Class A Preferred Units that were outstanding immediately prior to the Effective Time were converted into 5,595,015 shares of Series A Preferred Stock of the Company, with $0.001 par value per share (the “Series A Preferred Stock”), on a one-to-one-half basis, designated as Series A Preferred Stock.

Each share of Series A Preferred Stock is entitled to a dividend (when and if declared by the Company’s Board of Directors) at the rate of up to 120% of the original issue price of $2.00 (the “Dividend”), and upon payment of the Dividend, such share will automatically convert, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B Common Stock, with $0.001 par value per share, on a one-to-one basis.

Each share of Series A Common Stock is entitled to ten votes per share, and each share of Series B Common stock is entitled to one vote per share. Except with respect to the number of votes per share, the two classes of Common Stock have the same rights and preferences.

On any matter presented exclusively to the holders of Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation for their action or consideration at any meeting of the Company’s stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred Stock will be entitled to one vote per share.

A Dividend of $2.40 for each outstanding share of Series A Preferred Stock totaling $13,428,036 was declared on November 30, 2022, and the Company initiated the payment to stockholders on December 2, 2022. Upon payment of the Dividend, each share of Series A Preferred Stock was converted into one share of Series B Common Stock as provided above.

Come and See Foundation, Inc. Agreement – On November 29, 2022, the Company entered into a series of transactions (the “CAS Transactions”) with the non-profit entity Come and See Foundation, Inc. (“CAS”).

The CAS Transactions are set forth in the Contribution Funding and Production Agreement (the “Contribution Agreement”), the Intellectual Property Assignment and Limited Assumption Agreement (the “IP Assignment Agreement”) and the License Agreement (the “License Agreement”, and together with the Contribution Agreement and the IP Assignment Agreement, the “CAS Agreements”). Pursuant to the terms of, and as more specifically set forth in, the CAS Agreements, CAS (a) acquired from the Company substantially all of the intellectual property assets (the “Assigned Rights”) comprising the television series, The Chosen, including the first three existing seasons in distribution and all unproduced seasons of episodes, plus derivatives (collectively with the Series, the “Programs”) (the “IP Purchase”); (b) agreed to make a series of financial contributions over time to the Company in the aggregate amount of $150,000,000 (the “Contribution Commitment”) for the Company’s use in the development, production, distribution and marketing of the Series and to provide the Company with operating and working capital, and including the Company’s and its principals’ agreement to continue developing, producing and delivering the Series, and as consideration for the IP Purchase; and (c) exclusively and irrevocably licensed back to the Company, in perpetuity, all of the commercial rights in and to the Series and the Programs (collectively, the “Licensed Rights”), for development, production, distribution and licensing by the Company. The full amount of the Contribution Commitment has been received by the Company.

As part of the CAS Transactions, CAS retained certain rights in the Series, comprised of: (a) exclusive rights to distribute the Series (in all languages) to non-profit entities and institutions (e.g., non-profit public and private educational institutions, ministries, churches, religious organizations and NGOs, government-religion organizations and public/private partnerships, educational institutions and schools affiliated with religious or ministerial organizations); (b) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Series; (c) certain royalty rights to the Series and the right to receive a special payment if certain defined liquidity events occur (if at all); (d) non-exclusive rights to stream the Series on CAS’s non-profit VOD app (the “CAS App”) and other related non-profit VOD media; and (e) certain approval and other administrative rights respecting the production and distribution of the Series (the “CAS Reserved Rights”), in each case, as more specifically set forth in the License Agreement.

In the CAS Transactions, a portion of the funds contributed by CAS equal to $4.5 million (the “Purchase Price”) represents the amount for the IP Purchase. A portion of the initial funding remitted to the Company is being used to pay the Dividend.

Pursuant to the terms of, and as more specifically set forth in, the CAS Transactions: (a) the Company will receive 90% of the donation net proceeds received by CAS through the CAS App; and (b) CAS will receive a defined royalty participation (the “Royalty”) in certain revenue generated by the Company’s exhibition and distribution of the Programs, which Royalty will be equal to 5% of such defined revenue and which Royalty will be payable to CAS on a calendar quarterly basis for the initial two years following the initial commercial release or broadcast of each Program and on a calendar semi-annual basis thereafter for so long as such Royalty is payable to CAS.

The funds contributed by CAS will accrue interest only after seven years from the closing of the CAS Transactions, and will be repayable to CAS, less (i) the Purchase Price and (ii) all amounts of the Royalty previously paid to CAS, only on the occurrence of certain defined liquidity events, which include an acquisition, merger, sale of all or substantially all assets, bankruptcy, insolvency and/or any incurrence of debt or equity financing in the amount of $98.5 million or more (but excluding the CAS Transactions).

As part of the CAS Transactions, the Company will hold a security interest in the Licensed Rights. CAS will hold a security interest in the Licensed Rights to secure CAS’s rights and entitlements pursuant to the Contribution Agreement.

The Chosen, LLC

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2022	December 31, 2021
	(unaudited)
Assets
Cash	$1,920	$15,932
Accounts receivable	5,590	13,767
Prepaid assets	444	1,873
Other current assets	1,135	2,251
Total current assets	9,089	33,823
Property and equipment, net	31,839	8,814
Film costs, net	35,033	10,045
Other assets	633	8
Total assets	$76,594	$52,690
Liabilities and Equity
Accounts payable	$3,755	$2,140
Accrued expenses and other accrued liabilities	1,560	1,097
Short-term debt	15,135	—
Total current liabilities	20,450	3,237
Deferred tax liability	5,894	5,074
Long-term debt	436	—
Total liabilities	26,780	8,311
Commitments and contingencies (see Note 2)
Common Units, no par value, 14,380,466 units authorized, issued and outstanding	—	—
Class A Preferred Units, $1.00 par value; 120% distribution preference; 13,900,000 units authorized; 11,190,030 units issued and outstanding	11,190	11,190
Members’ equity	32,826	31,275
Noncontrolling interest	5,798	1,914
Total equity	49,814	44,379
Total liabilities and equity	$76,594	$52,690

See accompanying notes to the condensed consolidated financial statements.

The Chosen, LLC

Condensed Consolidated Statements of Operations

 (Unaudited, in thousands, except per share data)

	Nine Months Ended September 30,
	2022	2021
Revenues	$13,195	$34,289

Cost of revenues	950	1,271
Advertising	1,031	2,042
Amortization of film costs	2,056	5,619
Depreciation and amortization	1,333	25
General and administrative	6,532	2,014
Net operating income	1,293	23,318
Interest income (expense)	(1)	4
Other income (expense)	—	(5)
Net income before provision for income taxes	1,292	23,317
Provision for income taxes	(545)	(6,795)
Net income	747	16,522
Net loss attributable to noncontrolling interest	804	—
Net income attributable to The Chosen, LLC	$1,551	$16,522
Earnings per common unit, basic and diluted	$0.11	$1.15
Weighted average common units outstanding, basic and diluted	14,380	14,380

See accompanying notes to the condensed consolidated financial statements.

The Chosen, LLC

Condensed Consolidated Statements of Equity

(Unaudited, in thousands)

		Class A Preferred Units				Total
	Common	$1 per unit		Contributed	Accumulated	Members'	Noncontrolling	Total
	Units	Units	Amount	Capital	Earnings	Equity	Interest	Equity
Balance as of December 31, 2020	14,380	11,190	$11,190	$(940)	$6,302	$16,552	$—	$16,552
Net income	—	—	—	—	16,522	16,522	—	16,522
Balance as of September 30, 2021	14,380	11,190	$11,190	$(940)	$22,824	$33,074	$—	$33,074

		Class A Preferred Units				Total
	Common	$1 per unit		Contributed	Accumulated	Members'	Noncontrolling	Total
	Units	Units	Amount	Capital	Earnings	Equity	Interest	Equity
Balance as of December 31, 2021	14,380	11,190	$11,190	$(940)	$32,215	$42,465	$1,914	$44,379
Contributions from noncontrolling interest	—	—	—	—	—	—	4,688	4,688
Net income (loss)	—	—	—	—	1,551	1,551	(804)	747
Balance as of September 30, 2022	14,380	11,190	$11,190	$(940)	$33,766	$44,016	$5,798	$49,814

See accompanying notes to the condensed consolidated financial statements.

The Chosen, LLC

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net income	$747	$16,522
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization expense	1,333	25
Amortization of film costs	2,056	5,619
Deferred income tax provision	820	2,117
Non-cash lease expense	4	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	8,178	(4,742)
(Increase) decrease in prepaids and other current assets	602	(310)
(Increase) decrease in film costs	(27,044)	(6,286)
Increase (decrease) in accounts payable	(985)	(366)
Increase (decrease) in accrued expenses and other accrued liabilities	463	5,277
Net cash flows (used in) provided by operating activities	(13,826)	17,856
Cash flows from investing activities
Acquisition of property and equipment	(21,748)	(671)
Acquisition of trademark	(61)	—
Net cash flows used in investing activities	(21,809)	(671)
Cash flows from financing activities
Contributions from the noncontrolling interest member	6,630	—
Principal paid on finance lease	(7)	—
Proceeds from issuance of debt	15,000	—
Net cash flows provided by financing activities	21,623	—
Net change in cash	(14,012)	17,185
Cash, beginning of period	15,932	5,693
Cash, end of period	$1,920	$22,878
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$62
Cash paid for interest	$2	$—
Supplemental disclosure of non-cash investing and financing information:
Purchase of property and equipment with accounts payable	$2,600	$—

See accompanying notes to the condensed consolidated financial statements.

The Chosen, LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Note 1 Basis of Presentation and Summary of Significant Accounting Policies

Organization

The Chosen, LLC, a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 to develop and produce an episodic television series entitled The Chosen (the “Series”). The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The condensed consolidated financial statements include the accounts of The Chosen, LLC, The Chosen Texas, LLC and The Chosen House, LLC, and its variable controlling interest in Impossible Math, LLC (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

The Chosen Texas, LLC

The Chosen Texas, LLC was formed on September 6, 2018 and is a wholly owned subsidiary of The Chosen, LLC. The Chosen Texas, LLC facilitates the filming of the productions.

The Chosen House, LLC

The Chosen House, LLC was formed on May 26, 2021, and owns real estate located in Midlothian, Texas. The property is used as lodging for employees, contractors, and actors to stay while performing services for the Company.

Impossible Math, LLC

Impossible Math, LLC was formed on May 7, 2021, to own and manage a sound stage for the filming of the productions. The Chosen, LLC owns a controlling voting interest in Impossible Math, LLC, with 100% of the voting units, while its economic interest is 10% and 26.9% as of September 30, 2022 and December 31, 2021, respectively. The Company determined that Impossible Math, LLC is a variable interest entity. This is because the entity was initially thinly capitalized, and while The Chosen, LLC does not have a majority equity interest compared to other owners, The Chosen, LLC controls Impossible Math as it holds 100% of the voting interest. Further, the Company concluded it is the primary beneficiary through its power to make decisions and its significant variable interest in the funds.

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. The amounts as of December 31, 2021 have been derived from the Company’s annual audited consolidated financial statements for the year ended December 31, 2021 included within this Form 10. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments necessary (consisting of normal recurring adjustments) to state fairly the financial position of the Company and its results of operations and cash flows as of and for the periods presented. These financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2021, included in this Form 10.

The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any future period and the Company makes no representations related thereto. Actual results may differ from these estimates.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases and related amendments, collectively codified in the Accounting Standards Codification Topic 842, Leases (“ASC 842”). The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

On January 1, 2022, the Company adopted ASC 842 using the transition method, which does not require revisions to comparative periods. Under this transition method, an entity initially applies the transition requirements in ASC 842 at the effective date with the effects of initially applying ASC 842 recognized as a cumulative effect adjustment to the opening balance of retained earnings (or other components of equity or net assets, as appropriate) in the period of adoption. The adoption of ASC 842 resulted in the recognition of ROU assets, net of prepaid lease payments and lease incentives, of $567 thousand, operating lease liabilities of $502 thousand, and a reduction in prepaid rent of $65 thousand as of January 1, 2022. Results for periods beginning prior to January 1, 2022 continue to be reported in accordance with the Company’s historical accounting treatment. The adoption of ASC 842 did not have a material impact on the Company’s results of operations, cash flows or debt covenants.

In October 2020, the FASB issued an accounting standard update containing codification improvements, ASU 2020-10. These improvements include providing a consistent location for disclosure guidance and providing clarification to other certain guidance sections. The Company adopted the new standard effective January 1, 2022. The adoption of this ASU did not have a material impact on the Company’s financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with past and future effective dates are either not applicable or are not expected to be significant to the Company’s financial position, results of operations or cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The Securities and Exchange Commission ("SEC") has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, the Company has identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of September 30, 2022 and December 31, 2021, the bank balance exceeded the federally insured limit by $882 thousand and $15,357 thousand, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the nine months ended September 30, 2022 and 2021, 94% and 96%, respectively, of the Company’s revenues related to one customer, Angel Studios, Inc. (“Angel Studios”). As of September 30, 2022 and December 31, 2021, 95% and 99%, respectively, of the Company’s accounts receivable was due from Angel Studios.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Accounts receivable are written off when management determines the likelihood of collection is remote. Recoveries of accounts receivable previously written-off are recorded when payment is received. There was no write-off of accounts receivable during the nine months ended September 30, 2022 and 2021 and management determined that an allowance for doubtful accounts was not necessary as of September 30, 2022 and 2021.

Other Current Assets

Other current assets consisted of the following (in thousands):

	As of
	September 30, 2022	December 31, 2021
Due from noncontrolling interest member (1)	$—	$1,942
Deposits	900	58
Other	235	251
Other current assets	$1,135	$2,251

(1)	The amount due from noncontrolling interest member was received as of September 30, 2022.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment have been capitalized. Expenditures for routine repairs are expensed as incurred. Depreciation is based on the following useful lives:

	As of
	September 30, 2022	December 31, 2021	Estimated Useful Lives

	(in thousands)		(in years)
Land	$90	$90
Buildings and improvements	31,684	1,244	4 – 30
Equipment	635	247	3 – 15
Furniture and fixtures	16	16	5
Vehicles	758	336	8
Construction in process	—	6,901
Property and equipment, gross	33,183	8,834
Accumulated depreciation	(1,344)	(20)
Property and equipment, net	$31,839	$8,814

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable.

Film Costs

  Film costs are costs to produce the Series and are capitalized when incurred and stated at the lower of the unamortized costs or net realizable value. Film costs are amortized, and residual and participation costs are accrued, using the individual-film-forecast method, based on the ratio of the current period's revenues to the estimated remaining ultimate revenue per each episodic block. For episodic television series, ultimate revenue shall include estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. The initial estimate of ultimate revenue is based on historical experience for past seasons. The Company regularly reviews and revises, when necessary, its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs, and periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company has determined no impairment existed during the periods presented. The following table represents the components of film costs (in thousands):

	As of
	September 30, 2022	December 31, 2021
Released and completed film costs	$20,082	$20,332
Not released, in production film costs	28,439	818
In development or reproduction film costs	519	846
Film costs	49,040	21,996
Accumulated amortization	(14,007)	(11,951)
Film costs, net of amortization	$35,033	$10,045

Amortization expense for film costs for the nine months ended September 30, 2022 and 2021, was $2,056 thousand and $5,619 thousand, respectively.

The future aggregate amounts of amortization expense expected to be recognized over the next five years related to released and completed film costs as of September 30, 2022, are as follows (in thousands):

Years Ending September 30:	Amount
2023	$2,136
2024	1,708
2025	1,149
2026	817
2027	265
Total	$6,075

Intangibles

The Company has two intangible assets, a trademark and a copyright for The Chosen, that is amortized over their economic life of 10 years and comprises the following (in thousands):

	As of
	September 30, 2022	December 31, 2021
Trademark	$60	$9
Copyright	10	—
Accumulated amortization	(3)	(1)
Net carrying value (1)	$67	$8

(1) Included in Other assets in the Condensed Consolidated Balance Sheets.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision-maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it has one operating segment, which is also its reportable segment.

Revenue Recognition

Revenue is recognized when control of a good or service is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Significant judgments used in the determination of the amount and timing of revenue recognition include the identification of distinct performance obligations in contracts. The Company’s contracts have one performance obligation, and all consideration is allocated to that performance obligation. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Licensed Content Revenue

The Company primarily earns its revenue from licensing its intellectual property rights related to the Series. The licensing agreements include distribution of the Company’s intellectual property via (i) streaming of digital media (video-on-demand (“VOD”) and subscription video-on-demand (“SVOD”), (ii) physical media (digital versatile discs (“DVDs”) and Blue-ray discs), (iii) merchandise, (iv) books and printed materials, and (v) box office sales. Under these arrangements, the Company’s performance obligation is a license to functional intellectual property that provides the licensee the right to use the Company’s internally produced programming, or uploaded marketing advertisements, as it exists at a point in time.

Licensed content revenues are earned from royalties based on (i) SVOD usage for hours viewed, and (ii) VOD, physical media, merchandise, books, printed materials, and box office sales. For licensed content revenue, the Company applies the sales-based or usage-based royalty guidance, and accordingly, recognizes revenue in the period when the customer’s sale or usage occurs. The licensing agreements do not contain any minimum guarantees or upfront payments.

Merchandise Revenue

The Company generates revenues from online store sales of The Chosen merchandise. In instances where the Company contracts with a third-party to fulfill orders, revenue earned from sales of merchandise may be recognized gross or net depending on the terms of the arrangement. For merchandise sales, the Company is acting as the principal in these arrangements with a third-party and therefore revenue earned and costs incurred are recognized on a gross basis as the Company has control and is responsible for providing the merchandise to the customer, ensuring customer satisfaction and has full discretion in establishing the price for the merchandise. Revenues are recognized at a point time, when control is transferred to the customer upon shipment.

The following table presents the Company’s revenue disaggregated by licensed content and merchandise revenues (in thousands):

	Nine Months Ended September 30,
	2022	2021
Licensed content	$12,841	$31,602
Merchandise	354	2,687
Revenues	$13,195	$34,289

Advertising

Advertising costs are expensed as incurred. Advertising expenses include costs for promotional activities such as social and digital platform advertising costs. Advertising expenses for the nine months ended September 30, 2022 and 2021 totaled $1,031 thousand and $2,042 thousand, respectively.

Accrued expenses and other accrued liabilities

Accrued expenses and other accrued liabilities consisted of the following (in thousands):

	As of
	September 30, 2022	December 31, 2021
Accrued participant royalties	$961	$954
Accrued payroll	204	137
Accrued interest expense	116	—
Other	279	6
Accrued expenses and other accrued liabilities	$1,560	$1,097

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company. The Company recorded federal and state income taxes receivable of $0 thousand and $251 thousand as of September 30, 2022 and December 31, 2021, respectively, which are included in Other current assets on the Condensed Consolidated Balance Sheets.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are considered to be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The provision for income taxes is comprised of the following components (in thousands):

	Nine Months Ended September 30,
	2022	2021
Deferred provision for income tax	$820	$2,117
Current income taxes	(275)	4,678
Provision for income taxes	$545	$6,795

The Company’s estimated effective tax rate for the nine months ended September 30, 2022 is 26%, net of the impact of the loss attributable to noncontrolling interest.

Significant components of the Company’s deferred tax liability are as follows (in thousands):

	As of
	September 30, 2022	December 31, 2021
Film costs	$8,741	$2,302
Cash basis adjustments	949	2,648
Net operating loss carryforwards	(5,312)	—
Other	1,516	124
Deferred tax liability	$5,894	$5,074

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Note 2 Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Note 3 Lease

The Company has operating and finance leases for some of the Company’s operating and office facilities. The leases expire at various dates through 2026 and provide for renewal options ranging from one month to four terms of ten-years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The Company’s operating and finance right-of-use assets and lease liabilities are as follows (in thousands):

September 30, 2022
Right-of-use assets (1)
Operating leases	$476
Finance leases	91
Total right-of-use assets	$567

Short-term lease liabilities (2)
Operating leases	$117
Finance leases	18
$135
Long-term lease liabilities (3)
Operating leases	$363
Finance leases	73
$436

Total lease liabilities	$571

(1) Included in Other assets in the Condensed Consolidated Balance Sheets.

(2) Included in Short-term debt in the Condensed Consolidated Balance Sheets.

(3) Included in Long-term debt in the Condensed Consolidated Balance Sheets.

The components of lease costs are follows (in thousands):

September 30, 2022
Lease costs
Finance lease cost
Amortization of right-of-use assets	$99
Interest on lease liabilities	10
Operating lease cost	567
Variable and short-term lease cost	—
Total lease cost	$676

Cash paid during the period for amounts included in the measurement of lease liabilities is as follows (in thousands):

September 30, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for finance leases	$9
Operating cash flows for operating leases	24

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$567
Finance leases	99

Supplemental balance sheet information related to leases was as follows (in thousands):

September 30, 2022
Weighted average remaining lease term (in years):
Operating leases	4.03 years
Finance leases	4.58 years

Weighted average discount rate:
Operating leases	2.29%
Finance leases	4.26%

Maturities of lease liabilities as of September 30, 2022 were as follows (in thousands):

	Operating Leases	Finance Leases
Three months ending December 31, 2022	$32	$5
2023	126	22
2024	124	22
2025	120	22
2026	100	22
2027	—	7
Thereafter	—	—
Total lease payments	502	100
Imputed interest	(22)	(9)
Total lease liability	$480	$91

Note 4 Debt

On July 29, 2022, the Company obtained a line of credit for no issuance costs and a maturity date of August 1, 2023. The line of credit accrues interest at the Wall Street Journal Prime Rate plus 1%. The line of credit is secured by the intellectual property owned by the Company. As of September 30, 2022, the Company had an outstanding balance of $15,000 thousand which is classified as Short-term debt on the Condensed Consolidated Balance Sheets.

Note 5 Preferred Units

Each of the Company’s Common Units and Class A Preferred Units has one vote. The Class A Preferred Units were issued at $1.00 per unit. If and when distributions are declared, distributions are first made to the holders of the Class A Preferred Units (“Class A Unitholders”) until 120% of $1 per Class A Preferred Unit has been distributed to the Class A Unitholders in proportion to their interest. Thereafter, distributions are made to the holders of the Common Units and the Class A Unitholders in proportion to their interest. Other than the distribution preference aforementioned, the Class A Preferred Units hold no other economic or voting preference to the Common Units.

The Company has authorized 2,857 thousand non-voting Class B Preferred Units, none of which are issued and outstanding. After any issuance of Class B Preferred Units, and if and when distributions are declared, holders of Class B Units (“Class B Unitholders”) receive distributions after the Class A Unitholders and before Common Unitholders until 110% of $7 per Class B Preferred Unit has been distributed to the Class B Unitholders in proportion to their interest.

Note 6 Related Party Transactions

In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, which is a member of the Company, for distribution of the Company’s television series. This agreement was amended in November 2019 and September 2020 and is set to expire November 25, 2022. As related to this agreement, the Company recognized revenue from Angel Studios of $12,488 thousand and $32,826 thousand for the nine months ended September 30, 2022 and 2021, respectively. The Company had accounts receivable due from Angel Studios of $5,283 thousand and $13,708 thousand as of September 30, 2022 and December 31 2021, respectively.

Note 7 Subsequent Events

Management has evaluated subsequent events through January 31, 2023, the date the condensed consolidated financial statements were available to be issued.

Angel Studios License Agreement – On October 18, 2022, the Company entered into a content license agreement with Angel Studios (“2022 Angel Studios License Agreement”), which supersedes and replaces the terms and conditions between the Company and Angel Studios under the 2018 Angel Studios License Agreement. Under the terms of the 2022 Angel Studios License Agreement, the Company grants Angel Studios (i) a non-sublicensable, non-assignable license to distribute or exploit the rights of the Series solely on Angel Studios’ proprietary owned and operated video-on-demand streaming application (the “Angel App”), (ii) certain non-exclusive rights to sell The Chosen related merchandise via the Angel App and (iii) certain exclusive rights to market, sell and exploit The Chosen related non-fungible tokens (a.k.a. NFTs). Any existing sublicensing rights that were granted to Angel Studios under the Original Agreement shall be set to expire, and all rights thereafter shall be exclusively retained by the Company.

Delaware C Corporation Conversion – On November 29, 2022, The Chosen, LLC converted into a Delaware corporation (the “conversion”) and changed its name to The Chosen, Inc. At the effective time of conversion (the “Effective Time”): (a) the 13,900,000 Common Units of the members of The Chosen, LLC that were outstanding immediately prior to the Effective Time were converted into 6,950,000 shares of Common Stock of the Company, with $0.001 par value per share (the “Common Stock”), on a one-to-one-half basis, designated as Series A Common Stock; and (b) the 11,190,030 Class A Preferred Units that were outstanding immediately prior to the Effective Time were converted into 5,595,015 shares of Series A Preferred Stock of the Company, with $0.001 par value per share (the “Series A Preferred Stock”), on a one-to-one-half basis, designated as Series A Preferred Stock.

Each share of Series A Preferred Stock is entitled to a dividend (when and if declared by the Company’s Board of Directors) at the rate of up to 120% of the original issue price of $2.00 (the “Dividend”), and upon payment of the Dividend, such share will automatically convert, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B Common Stock, with $0.001 par value per share, on a one-to-one basis.

Each share of Series A Common Stock is entitled to ten votes per share, and each share of Series B Common stock is entitled to one vote per share. Except with respect to the number of votes per share, the two classes of Common Stock have the same rights and preferences.

On any matter presented exclusively to the holders of Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation for their action or consideration at any meeting of the Company’s stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred Stock will be entitled to one vote per share.

A Dividend of $2.40 for each outstanding share of Series A Preferred Stock totaling $13,428,036 was declared on November 30, 2022, and the Company initiated the payment to stockholders on December 2, 2022. Upon payment of the Dividend, each share of Series A Preferred Stock was converted into one share of Series B Common Stock as provided above.

Come and See Foundation, Inc. Agreement – On November 29, 2022, the Company entered into a series of transactions (the “CAS Transactions”) with the non-profit entity Come and See Foundation, Inc. (“CAS”).

The CAS Transactions are set forth in the Contribution Funding and Production Agreement (the “Contribution Agreement”), the Intellectual Property Assignment and Limited Assumption Agreement (the “IP Assignment Agreement”) and the License Agreement (the “License Agreement”, and together with the Contribution Agreement and the IP Assignment Agreement, the “CAS Agreements”). Pursuant to the terms of, and as more specifically set forth in, the CAS Agreements, CAS (a) acquired from the Company substantially all of the intellectual property assets (the “Assigned Rights”) comprising the television series, The Chosen, including the first three existing seasons in distribution and all unproduced seasons of episodes, plus derivatives (collectively with the Series, the “Programs”) (the “IP Purchase”); (b) agreed to make a series of financial contributions over time to the Company in the aggregate amount of $150,000,000 (the “Contribution Commitment”) for the Company’s use in the development, production, distribution and marketing of the Series and to provide the Company with operating and working capital, and including the Company’s and its principals’ agreement to continue developing, producing and delivering the Series, and as consideration for the IP Purchase; and (c) exclusively and irrevocably licensed back to the Company, in perpetuity, all of the commercial rights in and to the Series and the Programs (collectively, the “Licensed Rights”), for development, production, distribution and licensing by the Company. The full amount of the Contribution Commitment has been received by the Company.

As part of the CAS Transactions, CAS retained certain rights in the Series, comprised of: (a) exclusive rights to distribute the Series (in all languages) to non-profit entities and institutions (e.g., non-profit public and private educational institutions, ministries, churches, religious organizations and NGOs, government-religion organizations and public/private partnerships, educational institutions and schools affiliated with religious or ministerial organizations); (b) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Series; (c) certain royalty rights to the Series and the right to receive a special payment if certain defined liquidity events occur (if at all); (d) non-exclusive rights to stream the Series on CAS’s non-profit VOD app (the “CAS App”) and other related non-profit VOD media; and (e) certain approval and other administrative rights respecting the production and distribution of the Series (the “CAS Reserved Rights”), in each case, as more specifically set forth in the License Agreement.

In the CAS Transactions, a portion of the funds contributed by CAS equal to $4.5 million (the “Purchase Price”) represents the amount for the IP Purchase. A portion of the initial funding remitted to the Company is being used to pay the Dividend.

Pursuant to the terms of, and as more specifically set forth in, the CAS Transactions: (a) the Company will receive 90% of the donation net proceeds received by CAS through the CAS App; and (b) CAS will receive a defined royalty participation (the “Royalty”) in certain revenue generated by the Company’s exhibition and distribution of the Programs, which Royalty will be equal to 5% of such defined revenue and which Royalty will be payable to CAS on a calendar quarterly basis for the initial two years following the initial commercial release or broadcast of each Program and on a calendar semi-annual basis thereafter for so long as such Royalty is payable to CAS.

The funds contributed by CAS will accrue interest only after seven years from the closing of the CAS Transactions, and will be repayable to CAS, less (i) the Purchase Price and (ii) all amounts of the Royalty previously paid to CAS, only on the occurrence of certain defined liquidity events, which include an acquisition, merger, sale of all or substantially all assets, bankruptcy, insolvency and/or any incurrence of debt or equity financing in the amount of $98.5 million or more (but excluding the CAS Transactions).

As part of the CAS Transactions, the Company will hold a security interest in the Licensed Rights. CAS will hold a security interest in the Licensed Rights to secure CAS’s rights and entitlements pursuant to the Contribution Agreement.